Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 17
DATED APRIL 4, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 17 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 10 dated January 13, 2011, Supplement No. 11 dated January 26, 2011, Supplement No. 12 dated February 7, 2011, Supplement No. 13 dated March 1, 2011, Supplement No. 14 dated March 9, 2011, Supplement No. 15 dated March 17, 2011 and Supplement No. 16 dated March 31, 2011.  Unless otherwise defined in this Supplement No. 17, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

The purposes of this Supplement No. 17 are as follows: to provide an update regarding the distributions declared for April 2011; to incorporate the relevant sections of our Annual Report on Form 10-K for the year ended December 31, 2010, including the sections captioned “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements as of and for the year ended December 31, 2010 and certain updates to our risk factors; and to provide an update on the status of our current public offering.

Prospectus Summary

The following updates the section of the prospectus captioned “Prospectus Summary – Distribution Policy,” which begins on page 23, and all other similar discussions throughout the prospectus.

Distribution Policy

On March 28, 2011, our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on April 1, 2011 through the close of business on April 30, 2011.  Distributions will be equal to a daily amount equal to $0.00164384 which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share.  Distributions declared during the month of April 2011 will be paid no later than May 7, 2011.  We will not use any of the net proceeds from the offering to fund these distributions.

Risk Factors

The following risk factor supersedes and replaces the risk factor captioned “We have a limited operating history,” which begins on page 34 of the prospectus.

We have a limited operating history, and, as a company in its early stages of operations, we have incurred losses in the past and may continue to incur losses.

We have a limited operating history. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of an investor’s investment could decline substantially. We were formed in June 2008 and, as of December 31, 2010, had acquired 25 retail properties, two office properties and one multi-family property, and generated limited income, cash flow, funds from operations or funds from which to make distributions to our stockholders. In addition, as a company in its early stages of operations, we have incurred losses since our inception and we may continue to incur losses. As a result, we cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

The following risk factor supersedes and replaces the risk factor captioned “The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings,” which begins on page 36 of the prospectus.

The amount and timing of distributions may vary.

There are many factors that can affect the availability and timing of cash distributions paid to our stockholders such as our ability to buy, and earn positive yields on, real estate assets, the yields on securities of other entities in which we invest, our operating expense levels, as well as many other variables. The actual amount and timing of distributions is determined by our board of directors in its discretion, based on its analysis of our earnings, cash flow, anticipated cash flow, capital expenditure investments and general financial condition. Actual cash available for distribution may vary substantially from estimates. In addition, to the extent we invest in development or redevelopment projects, or in properties requiring significant capital requirements, our ability to make distributions may be negatively impacted, especially while we are raising capital and acquiring properties. Until we generate sufficient cash flow from operations, determined in accordance with U.S. GAAP, to fully fund distributions, some or all of our distributions may be paid from other sources, including cash flow generated from investing activities, including the net proceeds from the sale of our assets. Distributions reduce the amount of money available to invest in properties or other real estate assets.

In addition, our Credit Agreement limits on our ability to pay distributions. More specifically, without lender consent, we may not declare and pay distributions if any default under the agreement then exists or if, beginning with our fiscal quarter ending March 31, 2011, distributions, excluding any distributions reinvested through our DRP, for the then-current quarter (and beginning with our fiscal quarter ending March 31, 2012, for the past four fiscal quarters) would exceed 95% of our funds from operations, or “FFO,” for that period. For the fiscal quarter ended December 31, 2010, distributions did not exceed 95% of our FFO. Even if we are able to obtain lender consent to pay such distributions, any distributions that exceed cash flows from operations or FFO will likely not be sustainable for a significant period of time.

The following risk factor supersedes and replaces the risk factor captioned “There is no assurance that our Business Manager will continue to charge less than it is entitled to charge in an effort to increase cash available for distribution, or that IREIC will continue to contribute monies to fund future distributions,” which begins on page 36 of the prospectus.

There is no assurance that our Business Manager will continue to charge less than it is entitled to charge in an effort to increase cash available for distribution, or that IREIC will continue to contribute monies to fund future distributions.

From time to time, our Business Manager has waived business management fees and IREIC has contributed monies to us to fund our distributions. For U.S. GAAP purposes, the latter monies have been treated as capital contributions from IREIC although IREIC has not received, and will not receive, any additional shares of our common stock for these contributions. There is no assurance that our Business Manager will continue to waive its fees or that IREIC will continue to contribute monies to fund future distributions.

The following risk factor supersedes and replaces the risk factor captioned “Actions of our joint venture partners could negatively impact our performance,” which begins on page 38 of the prospectus.

Actions of our joint venture partners could negatively impact our performance.

As of December 31, 2010, we had entered into one joint venture with a third party, and may enter into additional joint ventures in the future. We are not, and generally do not expect to be, in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity in such joint venture investments. Consequently, our joint venture investments may involve risks not otherwise present with other methods of investment in real estate. For example, our co-member, co-venturer or partner may have economic or business interests or goals which are or which become inconsistent with our business interests or goals, and we and our venture partner may not agree on all proposed actions to certain aspects of the venture. We also face the risk that our venture partners may become bankrupt, which would mean that we and any other remaining venture partners may remain liable for the joint venture’s liabilities, and the risk that that our partners may fail to fund their share of any required capital contributions, which could result in us having to contribute that capital. In addition, relationships with venture partners are contractual in nature. These agreements may restrict our ability to sell our interest when we desire or on advantageous terms and, on the other hand, may be terminated or dissolved under the terms of the agreements and, in each event, we may not continue to own or operate the interests or assets underlying the relationship or may need to purchase these interests or assets at an above-market price to continue ownership.

The following risk factor supersedes and replaces the risk factor captioned “Current credit market disruptions and recent economic trends may increase the likelihood of a commercial developer defaulting on its obligations with respect to a development project or becoming bankrupt or insolvent,” which begins on page 39 of the prospectus.

Financial markets are recovering from a period of disruption and recession, and we are unable to predict if and when the economy will stabilize or improve.

Financial markets are recovering from a recession, which created volatile market conditions, resulted in a decrease in availability of business credit and led to the insolvency, closure or acquisition of a number of financial institutions. Although the economy began stabilizing in 2010, it remains unclear when it will fully recover to pre-recession levels. Our business is affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole and by the local economic conditions in the markets in which our properties are located. Continued economic weakness in the U.S. economy or a new recession could affect the value of our investment properties, the availability or the terms of financing and our ability to refinance any outstanding debt at maturity. Continued challenging economic conditions also could impact the ability of certain of our tenants to enter into new leasing transactions on terms acceptable to us or to satisfy rental payments under existing leases. All of these factors would also impact our ability to pay distributions to our stockholders.

The following risk factor supersedes and replaces the risk factor captioned “The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and invest in real estate assets,” which begins on page 39 of the prospectus.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and invest in real estate assets.

We have deposited our cash and cash equivalents in several banking institutions in an attempt to minimize exposure to the failure or takeover of any one of these entities. However, the Federal Insurance Deposit Corporation, or “FDIC,” generally only insures limited amounts per depositor per insured bank. At December 31, 2010, we had cash and cash equivalents and restricted cash deposited in interest bearing transaction accounts at certain financial institutions exceeding these federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over the federally insured levels. The loss of our deposits could reduce the amount of cash we have available to distribute or invest.

The following risk factor supersedes and replaces the risk factor captioned “We depend on tenants for the majority of our revenue from real property investments, and lease terminations or the exercise of any co-tenancy rights could have an adverse effect,” which begins on page 43 of the prospectus.

We depend on tenants for the majority of our revenue from real property investments, and lease terminations or the exercise of any co-tenancy rights could have an adverse effect.

Defaults on lease payment obligations by our tenants would cause us to lose the revenue associated with the relevant lease. If these defaults become significant, we will be forced to use other funds to make payments on the mortgage indebtedness secured by the impacted property to prevent a foreclosure action. If a tenant defaults, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment. In addition, if a tenant at one of our “single-user facilities,” properties designed or built primarily for a particular tenant or a specific type of use, fails to renew its lease or defaults on its lease obligations, we may not be able to readily market a single-user facility to a new tenant, if at all, without making substantial capital improvements or incurring other significant re-leasing costs.

Further, with respect to our retail properties, we may enter into leases containing co-tenancy provisions. Co-tenancy provisions may allow a tenant to exercise certain rights if, among other things, another tenant fails to open for business, delays its opening or ceases to operate, or if a percentage of the property’s gross leasable space or a particular portion of the property is not leased or subsequently becomes vacant. A tenant exercising co-tenancy rights may be able to abate minimum rent, reduce its share or the amount of its payments of common area operating expenses and property taxes or cancel its lease.

The following risk factor supersedes and replaces the risk factor captioned “Increasing vacancy rates for certain classes of real estate assets resulting from the recent economic downturn and disruption in the financial markets could adversely affect the value of assets we acquire,” which begins on page 43 of the prospectus.

Continued vacancy rates for certain classes of real estate assets resulting from the recent economic downturn and disruption in the financial markets could adversely affect the value of assets we acquire.

The U.S. economy is emerging from a severe recessionary contraction, which resulted in increased vacancy rates for certain classes of commercial property, including office, retail and industrial properties, due to increased tenant delinquencies and defaults under leases, generally lower demand for rentable space, as well as potential oversupply of rentable space. Business failures and downsizings have led to reduced demand for office and industrial space and reduced consumer demand for retail products and services, which has led to reduced demand for retail space. In addition, declines in corporate travel budgets and consumer demand due to adverse general economic conditions, such as declines in U.S. GDP, risks affecting or reducing travel patterns, lower consumer confidence or adverse political conditions lowered the revenues and profitability of hotel properties and therefore the net operating profits of the lessees.

If economic conditions do not fully recover to pre-recession levels or result in a further downturn, we may be required to increase concessions, tenant improvement expenditures or reduce rental rates to maintain occupancies beyond those anticipated at the time we acquired the properties, and the value of our real estate assets could decrease below the amounts we paid for them. In addition, revenues from properties could decrease due to lower occupancy rates, reduced rental rates and potential increases in uncollectible rent. Additionally, we will incur expenses, such as for maintenance costs, insurances costs and property taxes, even though a property is vacant. The longer the period of significant vacancies for a property, the greater the potential negative impact on our revenues and results of operations.

The following risk factor supersedes and replaces the risk factor captioned “We may suffer adverse consequences due to the financial difficulties, bankruptcy or insolvency of our tenants,” which begins on page 44 of the prospectus.

We may suffer adverse consequences due to the financial difficulties, bankruptcy or insolvency of our tenants.

Recent economic conditions may cause our tenants to experience financial difficulties, including bankruptcy, insolvency or a general downturn in their business. The retail sector in particular has been, and could continue to be, adversely affected by weakness in the national, regional and local economies, the level of consumer spending and consumer confidence, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets and increasing competition from discount retailers, outlet malls, internet retailers and other online businesses. We cannot provide assurance that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by, or relating to, one of our tenants or a lease guarantor would bar efforts by us to collect pre-bankruptcy debts from that tenant or lease guarantor, or its property, unless we receive an order permitting us to do so from the bankruptcy court. In addition, we cannot evict a tenant solely because of bankruptcy. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. If, however, a lease is rejected by a tenant in bankruptcy, we would have only a general, unsecured claim for damages. An unsecured claim would only be paid to the extent that funds are available and only in the same percentage as is paid to all other holders of general, unsecured claims. Restrictions under the bankruptcy laws further limit the amount of any other claims that we can make if a lease is rejected. As a result, it is likely that we would recover substantially less than the full value of the remaining rent during the term.

The following risk factor supersedes and replaces the risk factor captioned “One of our tenants generated a significant portion of our revenue, and rental payment defaults by this significant tenant could adversely affect our results of operations,” which begins on page 44 of the prospectus.

Two of our tenants generated a significant portion of our revenue, and rental payment defaults by these significant tenants could adversely affect our results of operations.

As of December 31, 2010, approximately 13% and 9% of our consolidated annualized base rental revenue was generated by Kohl’s Department Stores, Inc. (“Kohl’s”) and Publix Super Markets, Inc. (“Publix”), respectively. As a result of the concentration of revenue generated from Kohl’s and Publix, if either of these tenants was to cease paying rent or fulfilling its other monetary obligations, we could have significantly reduced rental revenues or higher expenses until the defaults were cured or the properties that it leases were leased to a new tenant or tenants. In addition, there is no assurance that the properties could be re-leased on similar or better terms.

The following risk factor supersedes and replaces the risk factor captioned “Geographic concentration of our portfolio makes us particularly susceptible to adverse economic developments in the real estate markets of those areas,” which begins on page 44 of the prospectus.

Geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in the real estate markets of those areas.

As of December 31, 2010, approximately 45% and 12% of our consolidated annualized base rental revenue of our consolidated portfolio was generated by properties located in the States of Florida and Louisiana, respectively. Accordingly, our rental revenues and property operating results are likely to be impacted by economic changes affecting these states. This geographic concentration also exposes us to risks of oversupply and competition in these real estate markets.

The following risk factor is inserted to the prospectus directly preceding the risk factor captioned “Terrorist attacks and other acts of violence or war may affect the markets in which we operate, our operations and our profitability,” which begins on page 52 of the prospectus.

A proposed change in U.S. accounting standards for leases could reduce the overall demand to lease our properties.

The existing accounting standards for leases require lessees to classify their leases as either capital or operating leases. Under a capital lease, both the leased asset, which represents the tenant’s right to use the property, and the contractual lease obligation are recorded on the tenant’s balance sheet if one of the following criteria are met: (i) the lease transfers ownership of the property to the lessee by the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the non-cancellable lease term is more than 75% of the useful life of the asset; or (iv) if the present value of the minimum lease payments equals 90% or more of the leased property’s fair value. If the terms of the lease do not meet these criteria, the lease is considered an operating lease, and no leased asset or contractual lease obligation is recorded by the tenant.

In order to address concerns raised by the SEC regarding the transparency of contractual lease obligations under the existing accounting standards for operating leases, the U.S. Financial Accounting Standards Board (the “FASB”) and the International Accounting Standards Board (the “IASB”) initiated a joint project to develop new guidelines to lease accounting. The FASB and IASB (collectively, the “Boards”) issued an Exposure Draft on August 17, 2010 (the “Exposure Draft”), which proposes substantial changes to the current lease accounting standards, primarily by eliminating the concept of operating lease accounting. As a result, a lease asset and obligation would be recorded on the tenant’s balance sheet for all lease arrangements if the standard is finalized as currently proposed. In addition, the Exposure Draft would impact the method in which contractual lease payments will be recorded. In order to mitigate the effect of the proposed lease accounting, tenants may seek to negotiate certain terms within new lease arrangements or modify terms in existing lease arrangements, such as shorter lease terms or fewer extension options, which would generally have less impact on tenant balance sheets. Also, tenants may reassess their lease-versus-buy strategies. This could result in a greater renewal risk, a delay in investing our Offering proceeds, or shorter lease terms, all of which may negatively impact our operations and ability to pay distributions.

The Exposure Draft does not include a proposed effective date; however, the Boards currently plan to issue a final standard regarding lease accounting in 2011.

The following risk factor supersedes and replaces the risk factor captioned “Recent market conditions and the risk of continued market deterioration may reduce the value of any real estate related securities in which we may invest,” which begins on page 54 of the prospectus.

Recent market conditions and the risk of continued market deterioration may reduce the value of any real estate related securities in which we may invest.

Mortgage loans experienced delinquency, foreclosure and loss during the recent dislocations in the U.S. credit markets. These and other related events significantly impacted the capital markets associated not only with mortgage-backed securities, asset-backed securities and collateralized debt obligations, but also with the U.S. credit and financial markets as a whole.

Our investments in real estate related securities, including commercial mortgage-backed securities, sometimes referred to herein as “CMBS,” expose us to the volatility of the credit markets. Any continued volatility in the credit market may continue to have a material adverse effect on the value of our securities portfolio.

Because there may be significant uncertainty in the valuation of, or in the stability of the value of, securities holdings, the fair values of these investments might not reflect the prices that we would obtain if we sold these investments. Furthermore, these investments are subject to rapid changes in value caused by sudden developments that could have a material adverse affect on the value of these investments.

To the extent that these volatile market conditions persist or deteriorate, they may negatively impact our ability to both acquire and potentially sell our real estate related securities holdings at a price and on terms acceptable to us, and we may be required to recognize impairment charges or unrealized losses.

The following risk factor supersedes and replaces the risk factor captioned “Borrowings may reduce the funds available for distribution and increase the risk of loss since defaults may cause us to lose the properties securing the loans,” which begins on page 57 of the prospectus.

Borrowings may reduce the funds available for distribution and increase the risk of loss since defaults may cause us to lose the properties securing the loans.

We typically borrow money to finance a portion of the purchase price of assets that we acquire. We may also borrow money for other purposes to, among other things, satisfy the requirement that we distribute at least 90% of our annual taxable income, subject to certain adjustments, to our stockholders, or as is otherwise necessary or advisable to assure that we continue to qualify as a REIT for federal income tax purposes. Over the long term, however, payments required on any amounts we borrow reduce the funds available for, among other things, acquisitions, capital expenditures for existing properties or distributions to our stockholders because cash otherwise available for these purposes is used to pay principal and interest associated with amounts we borrow.

Defaults on loans secured by a property we own may result in us losing the property or properties securing the loan that is in default as a result of foreclosure actions initiated by a lender. For tax purposes, a foreclosure would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the property. If the outstanding balance of the debt exceeds our tax basis in the property, we would recognize taxable gain on the foreclosure but would not receive any cash proceeds. We also may fully or partially guarantee any monies that subsidiaries borrow to purchase or operate real estate assets. In these cases, we will be responsible to the lender for repaying the loans if the subsidiary is unable to do so. If any mortgage contains cross-collateralization or cross-default provisions, more than one property may be affected by a default.

The risk factor captioned “Recent disruptions in the financial markets could adversely affect our ability to secure debt financing on attractive terms and the values of our investments,” which begins on page 58 of the prospectus, is deleted in its entirety, and the following two risk factors are inserted to the prospectus directly following the risk factor captioned “Lenders may restrict certain aspects of our operations, which could, among other things, limit our ability to make distributions to you,” which begins on page 59 of the prospectus.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We have obtained, and may continue to enter into, mortgage indebtedness that requires no principal amortization for all or a portion of the life of the debt instrument. During the period when no principal payments are required, the amount of each scheduled payment is less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan is not reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal required during this period. After the interest-only period, we may be required either to make scheduled payments of principal and interest or to make a lump-sum or “balloon” payment at or prior to maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan and will reduce the funds available for, among other things, distribution to our stockholders.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to our stockholders.

We have borrowed money, including under our Credit Agreement, which bears interest at variable rates, and therefore are exposed to increases in costs in a rising interest rate environment. Increases in interest rates will increase our interest expense on any variable rate debt, as well as any debt that must be refinanced at higher interest rates at the time of maturity. Our future earnings and cash flows could be adversely affected due to the increased requirement to service our debt and could reduce the amount we are able to distribute to our stockholders.

The following risk factor supersedes and replaces the risk factor captioned “To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective.,” which begins on page 59 of the prospectus.

To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective.

We have and may continue to employ various hedging strategies to limit the effects of changes in interest rates, including engaging in interest rate swaps, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge, and in accordance with our investment policies. Hedging transactions involve certain additional risks such as credit risk, market risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of the financial instrument that results from changes in interest rates. Finally, legal enforceability risks encompass general contractual risks including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. A counterparty could fail, shut down, file for bankruptcy or be unable to pay out contracts. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract to cover our risk. We cannot provide assurance that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

The following risk factor supersedes and replaces the risk factor captioned “If we fail to maintain our qualification as a REIT, our operations and distributions to stockholders will be adversely affected,” which begins on page 65 of the prospectus.

If we fail to maintain our qualification as a REIT, our operations and distributions to stockholders will be adversely affected.

In connection with this offering, Shefsky & Froelich Ltd. has rendered an opinion to us that our proposed method of operations, as described in this prospectus, has enabled, and will enable, us to meet the requirements for qualification and taxation as a REIT.  In providing its opinion, Shefsky & Froelich Ltd. has relied, as to certain factual matters, upon the statements and representations contained in certificates provided by us.  These certificates include representations regarding the manner in which we are and will be owned, the nature of our assets and the past, present and future conduct of our operations.  Shefsky & Froelich Ltd. has not independently verified, and will not verify, these facts.  Moreover, our qualification for taxation as a REIT depends on our ability to meet the various qualification tests imposed under the Internal Revenue Code, the results of which have not been, and will not be, reviewed by Shefsky & Froelich Ltd. Accordingly, we cannot assure you that the actual results of our operations for any one taxable year will satisfy these requirements. Moreover, an opinion of counsel is not binding on the Internal Revenue Service, and we cannot assure you that the Internal Revenue Service will not successfully challenge our status as a REIT.  Qualification as a REIT involves the application of highly technical and complex rules related to, among other things, the composition of our assets, the income generated by those assets and distributions paid to our stockholders. There are limited judicial or administrative interpretations regarding these rules. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, new legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualifying as a REIT or the federal income tax consequences of such qualification.

If we were to fail to qualify as a REIT, without the benefit of certain relief provisions, in any taxable year:

•

we would not be allowed to deduct distributions paid to stockholders when computing our taxable income;

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we would be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates;

•

we would be disqualified from being taxed as a REIT for the four taxable years following the year during which we failed to qualify, unless entitled to relief under certain statutory provisions;

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we would have less cash to pay distributions to stockholders; and

•

we may be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations we may incur as a result of being disqualified.

In addition, if we were to fail to qualify as a REIT, we would not be required to pay distributions to stockholders, and all distributions to stockholders that we did pay would be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits. This means that, under current law, which is subject to change, our U.S. stockholders who are taxed as individuals would be taxed on our dividends at long-term capital gains rates through 2012 and that our corporate stockholders generally would be entitled to the dividends received deduction with respect to such dividends, subject, in each case, to applicable limitations under the Internal Revenue Code.

The following risk factor supersedes and replaces the risk factor captioned “To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions to make distributions to our stockholders, which could increase our operating costs and decrease the value of your investment,” which begins on page 66 of the prospectus.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions to make distributions to our stockholders, which could increase our operating costs.

To qualify as a REIT, we must distribute to our stockholders each year 90% of our annual taxable income, subject to certain adjustments. At times, we may not have sufficient funds to satisfy these distribution requirements and may need to borrow funds to make these distributions and maintain our

REIT status and avoid the payment of income and excise taxes. These borrowing needs could result from: (1) differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes; (2) the effect of non-deductible capital expenditures; (3) the creation of reserves; or (4) required debt amortization payments. We may need to borrow funds at times when market conditions are unfavorable. Further, if we are unable to borrow funds when needed for this purpose, we would have to find alternative sources of funding or risk losing our status as a REIT.

The following risk factor supersedes and replaces the risk factor captioned “Legislative or regulatory action could adversely affect investors,” which begins on page 68 of the prospectus.

Legislative or regulatory action could adversely affect investors.

Changes to the tax laws are likely to occur, and these changes may adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your own tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares.  You also should note that our counsel’s tax opinion is based upon existing law and Treasury Regulations, applicable as of the date of its opinion, all of which are subject to change, either prospectively or retroactively.

The maximum tax rate on qualified dividends paid by corporations to individuals is 15% through 2012. REIT dividends, however, generally do not constitute qualified dividends and consequently are not eligible for the current reduced tax rates. Therefore, our stockholders will pay federal income tax on our dividends at the applicable “ordinary income” rate, the maximum of which is 35% through 2012.

However, as a REIT, we generally would not be subject to federal or state corporate income taxes on that portion of our ordinary income or capital gain that we distribute currently to our stockholders, and we thus expect to avoid the “double taxation” to which other corporations are typically subject.

Future legislation might result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be taxed, for federal income tax purposes, as a corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause changes in our tax treatment if it determines in good faith that such changes are in the best interest of our stockholders.

Selected Financial Data

The following discussion updates the “Selected Financial Data” previously incorporated by reference into the prospectus.

The following table shows our selected financial data relating to our consolidated historical financial condition and results of operations. This selected data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this supplement.

	December 31, 2010	December 31, 2009	December 31, 2008
Total assets	$ 450,114,435	$ 26,439,298	$ 1,298,961
Mortgages, credit facility and securities margins payable	$ 192,871,495	$ —	$ —

	For the year ended December 31, 2010	For the year ended December 31, 2009	Period from June 30, 2008 (inception) through December 31, 2008
Total income	$ 18,198,452	$ 96,243	$ —
Net loss attributable to common stockholders	$ (1,742,989)	$ (296,933)	$ (69,574)
Net loss attributable to common stockholders per common share, basic and diluted (a)	$ (0.13)	$ (0.81)	$ (3.48)
Distributions declared to common stockholders	$ 8,203,372	$ 212,414	$ —
Distributions per weighted average common share (a)	$ 0.60	$ 0.15	$ —
Funds From Operations (a)(b)	$ 3,910,770	$ (268,314)	$ (69,574)
Cash flows provided by (used in) operating activities	$ 2,657,924	$ (341,922)	$ (34,429)
Cash flows used in investing activities	$ (346,755,583)	$ (9,691,004)	$ —
Cash flows provided by financing activities	$ 369,262,054	$ 25,369,336	$ 434,227
Weighted average number of common shares outstanding, basic and diluted	13,671,936	367,888	20,000

(a)

The net loss attributable to common stockholders, per share basic and diluted is based upon the weighted average number of common shares outstanding for the years ended December 31, 2010 and 2009 and the period June 30, 2008 through December 31, 2008, respectively. The distributions per common share are based upon the weighted average number of common shares outstanding for the year ended or period. See Footnote (b) below for information regarding our calculation of FFO.

(b)

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations and other measures determined under U.S. GAAP. Cash generated from operations is not equivalent to our net income from continuing operations also as determined under U.S. GAAP. One non-U.S. GAAP measure that we consider due to the certain unique operating characteristics of real estate companies is known as “Funds from Operations, or “FFO”. The National Association of Real Estate Investment Trusts or NAREIT, an industry trade group, promulgates this measure which it believes more accurately reflects the operating performance of a REIT such as us. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization on real property and after adjustments for unconsolidated partnerships and joint ventures in which the Company holds an interest. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. Management uses the calculation of FFO for several reasons. We use FFO to compare our performance to that of other REITs. Additionally, we compute FFO as part of our acquisition process to determine whether a proposed investment will satisfy our investment objectives. FFO is calculated as follows:

	Year ended December 31, 2010	Year ended December 31, 2009	Period from June 30, 2008 through December 31, 2008
Net loss attributable to common stockholders	$ (1,742,989)	$(296,933)	$ (69,574)
Add: Depreciation and amortization related to investment properties	5,669,357	28,619	—
Less: Noncontrolling interest’s share of depreciation and amortization related to investment properties	(15,598)	—	—

Funds from operations	$ 3,910,770	$ (268,314)	$ (69,574)

Funds from operations attributable to common stockholders per common share, basic and diluted	$ 0.29	$ (0.73)	$ (3.48)

Weighted average number of common shares outstanding, basic and diluted	13,671,936	367,888	20,000

Funds from Operations

For the years ended December 31, 2010 and 2009 and the period from June 30, 2008 through December 31, 2008, our funds from operations were $3,910,770, ($268,314) and ($69,574), respectively. The increase in 2010 compared to 2009 and 2008 was mainly due to the growth of our portfolio and related property operations in 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion updates the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” previously incorporated by reference into the prospectus.

The following discussion and analysis relates to the years ended December 31, 2010 and 2009, and the period from June 30, 2008 (inception) through December 31, 2008 and as of December 31, 2010, 2009 and 2008. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included in this supplement.

Overview

We are a Maryland corporation sponsored by IREIC and formed to acquire and develop commercial real estate located in the United States and Canada. We also may invest in other real estate assets such as interests in real estate investment trusts, or REITs, or other “real estate operating companies” that own these assets, joint ventures and commercial mortgage debt. We may originate or invest in real estate-related loans made to third parties or to related parties of, or entities sponsored by, IREIC. Our primary investment objectives are to balance investing in real estate assets that produce attractive current yield and long-term risk-adjusted returns to our stockholders, with our desire to preserve stockholders’ capital and to pay sustainable and predictable distributions to our stockholders. At December 31, 2010, the Company owned 25 retail properties, two office properties totaling 2,432,428 square feet and one multi-family property totaling 300 units with a weighted average physical and economic occupancy of 93% and 97%, respectively.

On August 24, 2009, we commenced an offering of 500,000,000 shares of our common stock at a price of $10.00 per share on a “best efforts” basis through Inland Securities Corporation. We also are offering up to 50,000,000 shares of our common stock at a price of $9.50 per share to stockholders who elect to participate in our DRP. We elected to be taxed as a REIT commencing with the tax year ended December 31, 2009 and intend to continue to qualify as a REIT for federal income tax purposes.

2010 Company Highlights

In 2010, we completed our first full year of operations and continued to increase our portfolio through the acquisition of well leased, high quality real estate. Specific 2010 achievements include:

•

Acquiring 27 properties totaling 2,337,136 square feet for approximately $356.4 million in real estate investment.

•

Financing 16 properties through borrowing or assuming approximately $205.4 million in secured first mortgages.

•

Closing on a $25.0 million line of credit designed to give us short-term financing flexibility to timely close properties in our acquisition pipeline.

•

Declaring monthly distributions totaling $0.60 per share on an annualized basis.

•

Generating gross proceeds (excluding DRP proceeds) totaling approximately $225.8 million from our offering.

Liquidity and Capital Resources

Our principal demands for funds are to acquire real estate assets, to pay our operating expenses including property operating expenses, to pay principal and interest on our outstanding indebtedness, to fund repurchases of previously issued common stock and to pay distributions to our stockholders. We generally seek to fund our cash needs for items other than asset acquisitions from operations. Our cash needs for acquisitions have been and will continue to be funded primarily from the sale of our shares, including through our distribution reinvestment plan, as well as financing that is obtained concurrent with or subsequent to an acquisition. Our Business Manager, its acquisition group, Inland Diversified Real Estate Acquisitions, Inc., and IREA, evaluate all of our potential acquisitions and negotiate with sellers and lenders on our behalf. Pending investment in real estate assets, we temporarily invest proceeds from the offering in investments that yield lower returns than those earned on real estate assets.

Potential future sources of liquidity include proceeds from secured or unsecured financings from banks or other lenders, proceeds from lines of credit from banks or other lenders, and undistributed cash flow from operations.

As of December 31, 2010, the offering had generated proceeds, net of issuer costs and commissions, the marketing contribution, due diligence expense reimbursements, and other offering related costs, the majority of which are reallowed to third party soliciting dealers, totaling $228,839,297.

Our current liquidity needs have primarily been to purchase investment properties and to pay distributions, general and administrative expenses and offering costs. The Company funded the purchase of its investment properties through a combination of proceeds from the offering and financing secured by the properties. A portion of our distributions have been funded from monies provided by our Sponsor. For U.S. GAAP purposes, these monies have been treated as capital contributions from our Sponsor, although our Sponsor has not received, and will not receive, any additional shares for our common stock for making any of these contributions. The remaining portion of our distributions was funded from cash flows from operations.

Until we generate sufficient cash flow from operations, determined in accordance with U.S. GAAP, to fully fund distributions, some or all of our distributions may be paid from advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee, or waives its right to be reimbursed for certain expenses. A deferral, accrual or waiver of any fee or reimbursement owed to our Business Manager has the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. We will, however, use cash at some point in the future to pay any fee or reimbursement that was deferred or accrued. There is no assurance that these other sources will be available to fund distributions in the future.

As of December 31, 2010 and 2009, the Company owed $4,138,818 and $2,460,161, respectively, to our Sponsor and its affiliates related to advances from these parties used to pay administrative and offering costs and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets. These amounts represent non-interest bearing advances by the Sponsor and its affiliates, which the Company generally intends to repay.

Cash Flow Analysis

	For the year ended December 31, 2010	For the year ended December 31, 2009	June 30, 2008 (inception) through December 31, 2008
Net cash flows provided by (used in) operating activities	$ 2,657,924	$ (341,922)	$ (34,429)
Net cash flows used in investing activities	$ (346,755,583)	$ (9,691,004)	$ —
Net cash flows provided by financing activities	$ 369,262,054	$ 25,369,336	$ 434,227

Net cash provided by (used in) operating activities were $2,657,924, ($341,922), and ($34,429) for the years ended December 31, 2010 and 2009, and the period June 30, 2008 (inception) through December 31, 2008, respectively. These funds were generated primarily from property operations from our real estate portfolio and interest and dividends earned on our marketable securities and bank accounts. The increase from 2008 to 2010 is due to the growth of our real estate portfolio and related property operations in 2010.

Net cash flows used in investing activities were $346,755,583, $9,691,004 and $0 for the years ended December 31, 2010 and 2009, and the period June 30, 2008 (inception) through December 31, 2008, respectively. We used $330,530,362 and $9,611,879 during the years ended December 31, 2010 and 2009, respectively to purchase properties, $5,713,744 to purchase marketable securities in 2010, and in 2010, $8,852,540 to fund restricted escrows required by our lenders related to certain property financing and potential earnout payments. Generally, these escrows are to be used for future capital expenditures, such as tenant improvements and leasing commissions, earnout payments, or as additional collateral for our mortgages. Our lenders control the timing of the release of these escrows which may impact the availability of the funds for future use. The increase in net cash flows used in investing activities from 2008 to 2010 is due to the growth of our real estate portfolio and acquisition activity in 2010.

Net cash flows provided by financing activities were $369,262,054, $25,369,336 and $434,227 for the years ended December 31, 2010 and 2009, and the period June 30, 2008 (inception) through December 31, 2008, respectively. Of these amounts, net cash flows from financing activities of $230,367,968, $29,194,763, and $200,000, respectively, resulted from the sale of our stock and our DRP. We generated $195,058,758 in 2010 from loan proceeds from borrowings secured by properties in our portfolio, our credit facility and margin on our securities portfolio. We used $24,304,807, $5,155,077 and $796,880, respectively, to pay offering costs. We also used $24,309,317 in 2010 to pay principal payments of mortgage debt, pay down our line of credit and margin liabilities on our securities portfolio. We used $3,025,875, $20,000, and $0, respectively, to pay loan fee fees and deposits related to financing related to our closed and potential acquisitions. The increase from 2008 to 2010 is mainly due to a full year of our offering and securing borrowings related to our investment properties in 2010.

During the years ended December 31, 2010 and 2009, we paid distributions in the amount of $7,031,118 and $96,035, respectively, of which $2,889,277 and $96,035, respectively, were funded from monies contributed by our Sponsor. The remaining portion of our 2010 distributions was funded from cash flows from operations and advances by our Sponsor which were forgiven and treated as a capital contribution in 2011, see table below. For U.S. GAAP purposes, the monies contributed by our Sponsor have been treated as capital contributions from our Sponsor, although our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions. Our Sponsor previously invested $200,000 at the time of our formation. We did not use any of this initial $200,000 contribution to fund these distributions. There is no assurance that our Sponsor will continue to contribute monies to fund future distributions if cash flows from operations or borrowings are not sufficient to cover them. The amount and timing of distributions may vary and there is no assurance that we will continue to pay distributions at the existing rate, if at all.

A summary of the distributions declared, distributions paid and cash flows used in operations for the year ended December 31, 2010 and 2009 follows:

			Distributions Paid
Year Ended December 31,	Distributions Declared	Distributions Declared Per Share (1)	Cash	Reinves-ted via DRP	Total	Cash Flows From Operations	Contributions by IREIC
2010	8,203,372	0.60	2,530,117	4,501,001	7,031,118	2,657,924	2,889,277 (3)
2009 (2)	212,414	0.15	30,249	65,787	96,035	(341,922)	96,035

(1)

Assumes a share was issued and outstanding each day during the year.

(2)

Fourth quarter 2009 was the first quarter in which distributions were declared and paid.

(3)

During 2010, IREIC contributed $2,889,277 to fund payment of distributions. Subsequently, on March 10, 2011, IREIC forgave $1.5 million in liabilities related to non interest bearing advances that were previously funded to the Company. For U.S. GAAP purposes, this forgiveness of debt will be treated as capital contribution from our Sponsor although our Sponsor has not received, and will not receive, any additional shares of our common stock for making this contribution.

Results of Operations

The following discussion is based primarily on our consolidated financial statements for the years ended December 31, 2010 and 2009 and the period from June 30, 2008 (inception) through December 31, 2008.

Comparison of the years ended December 31, 2010 and 2009

For the years ended December 31, 2010 and 2009, our net loss attributable to common stockholders was $1,742,989 and $296,933, respectively, and included the following components:

Gross revenue for the years ended December 31, 2010 and 2009 totaled $18,198,452 and $96,243, respectively. The increase in 2010 is due to the 27 property acquisitions compared to one in 2009.

Property operating expenses and real estate taxes for the years ended December 31, 2010 and 2009 totaled $5,583,053 and $34,173, respectively, and primarily consisted of costs of owning and maintaining investment property, real estate taxes, insurance, property management fees and other maintenance costs. The increase in 2010 is due to the 27 property acquisitions compared to one in 2009.

General and administrative expenses during the years ended December 31, 2010 and 2009 totaled $1,872,417 and $223,090, respectively. These costs primarily consisted of legal, audit and other professional fees, insurance, board of director fees, as well as certain salary, information technology and other administrative cost reimbursements paid to our Business Manager and affiliates. These results increased compared to year ended December 31, 2009 due to the growth of the operations of the Company and a related increase in operating costs.

Acquisition related costs during the years ended December 31, 2010 and 2009 totaled $1,953,181 and $50,288, respectively, and relate to acquisition, dead deal and transaction related costs to both closed and potential transactions. These costs mainly include third-party due diligence costs such as appraisals, environmental studies, legal fees as well as time and travel expense reimbursements to affiliates. We do not pay acquisition fees to our Business Manager or its affiliates. The increase compared to the year ended December 31, 2009 relates to increased acquisition activity in 2010.

Organizational costs for the year ended December 31, 2009 totaled $60,042 and related to formation costs for the Company. No organizational costs were incurred in 2010.

Depreciation and amortization expenses for the years ended December 31, 2010 and 2009 totaled $5,669,357 and $28,619, respectively, and consisted of depreciation on our investment properties and amortization expense resulting from the amortization of acquired lease intangible assets. The increase in 2010 is due to the 27 property acquisitions compared to one in 2009.

Interest and dividend income for the years ended December 31, 2010 and 2009 totaled $358,243 and $3,036, respectively. This interest and dividend income was earned from the short term investment of our cash and interest and dividends earned on our marketable securities portfolio. The increase was mainly due to an increase in average cash balances and the purchase of marketable securities in 2010. There were no such purchases in 2009.

Interest expense for the years ended December 31, 2010 and 2009 totaled $4,522,070 and $0, respectively and was primarily related to mortgage borrowings secured by the properties in our portfolio. We incurred no interest expense in the year ended December 31, 2009 as we had no borrowings outstanding as of December 31, 2009. As of December 31, 2010, our weighted average stated interest rate was 5.16% per annum.

Noncontrolling interest represents the interests of a third party in the Temple Terrace consolidated joint venture which was formed in the third quarter of 2010.

Comparison of the year ended December 31, 2009 and the period from June 30, 2008 (inception) through December 31, 2008

Although our results of operations include income and expenses incurred for the year ended December 31. 2009, we did not purchase our first property until December 11, 2009. Our net loss attributable to common stockholders was $296,933 and $69,574 for 2009 and 2008, respectively, and included the following components for the applicable periods.

Gross revenue for year ended December 31, 2009 totaled $96,243 which consisted of $64,175 in tenant rental income and $32,068 in property operating expense recoveries from tenants. Property operating expenses and real estate taxes for 2009 totaled $34,173 and primarily consisted of costs of owning and maintaining investment property, real estate taxes, insurance and other maintenance costs.

Organizational expenses for year ended December 31, 2009 and the period from June 30, 2008 through December 31, 2008 totaled $60,042 and 22,988, respectively, and primarily consisted of legal and other costs to form the Company.

General and administrative expenses for year ended December 31, 2009 and the period from June 30, 2008 through December 31, 2008 totaled $223,090 and $46,586, respectively, and primarily consisted of legal, audit and other professional fees, insurance, board of director fees, as well as certain salary, information technology and other administrative cost reimbursements paid to our Business Manager and affiliates.

Acquisition related costs for year ended December 31, 2009 totaled $50,288, and relate to acquisition, dead deal and transaction related costs to both closed and potential transactions. These costs mainly include third-party due diligence costs such as appraisals, environmental studies, legal fees as well as time and travel expense reimbursements to affiliates. We do not pay acquisition fees to our Business Manager or its affiliates.

Depreciation and amortization expenses for year ended December 31, 2009 totaled $28,619 and are a result of depreciation on our investment property in the amount of $16,714 and amortization expense resulting from the amortization of acquired lease intangible assets totaling $11,905.

Interest income for year ended December 31, 2009 totaled $3,036 and was earned from the short term investment of our cash.

Investment in Unconsolidated Entities

In 2009, we became a member of a limited liability company formed as an insurance association captive (the “Insurance Captive”), which is owned in equal proportions by us and three other REITs sponsored by the Company’s Sponsor and serviced by an affiliate of our Business Manager. We entered into the Insurance Captive to stabilize insurance costs, manage our exposures and recoup expenses through the functions of the captive program.

Critical Accounting Policies

A critical accounting policy is one that, we believe, would materially affect our operating results or financial condition, and requires management to make estimates or judgments in certain circumstances. We believe that our most critical accounting policies relate to the valuation and allocation of investment properties, recognition of rental income, our cost capitalization and depreciation policies and consolidation and equity accounting policies. These judgments often result from the need to make estimates about the effect of matters that are inherently uncertain. U.S. GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates. The following disclosure discusses judgments known to management pertaining to trends, events or uncertainties that were taken into consideration upon the application of critical accounting policies and the likelihood that materially different amounts would be reported upon taking into consideration different conditions and assumptions.

Consolidation.

The accompanying consolidated financial statements include the accounts of the Company, as well as all wholly-owned subsidiaries and entities in which the Company has a controlling financial interest. Interests of third parties in these consolidated entities are reflected as noncontrolling interests in the accompanying consolidated financial statements. Wholly-owned subsidiaries generally consist of limited liability companies (LLCs). All intercompany balances and transactions have been eliminated in consolidation.

Each property is owned by a separate legal entity which maintains its own books and financial records.

Offering and Organizational Costs.  Costs associated with the offering will be deferred and charged against the gross proceeds of the offering upon the sale of shares. Formation and organizational costs will be expensed as incurred.

Cash and Cash Equivalents.  We consider all demand deposits and money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. We maintain our cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage and, as a result, there will be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. We believe that the risk is not significant, as we do not anticipate the financial institutions’ non-performance.

Restricted Cash and Escrows.  Restricted cash and the offsetting liability, which is recorded in accounts payable and accrued expenses in the accompanying consolidated balance sheets, consist of funds received from investors relating to shares of the Company to be purchased by such investors. Restricted escrows primarily consist of cash held in escrow based on lender requirements for collateral or funds to be used for the payment of insurance, real estate taxes, tenant improvements, leasing commissions and acquisition related earnouts.

Revenue Recognition. We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. We consider a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. We periodically review the collectability of outstanding receivables. Allowances are taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursement.

We recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets. As a lessor, we defer the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Capitalization and Depreciation.  Real estate acquisitions are recorded at cost less accumulated depreciation. Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

Depreciation expense is computed using the straight line method. Building and improvements are depreciated based upon estimated useful lives of 30 years for building and improvements and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight line basis over the life of the related lease as a component of depreciation and amortization expense.

Leasing fees are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization.

Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the life of the related loans as a component of interest expense.

The portion of the purchase price allocated to acquired above market lease costs and acquired below market lease costs are amortized on a straight-line basis over the life of the related lease as an adjustment to net rental income. Acquired in-place lease costs and other leasing costs are amortized on a straight-line basis over the weighted-average remaining lease term as a component of amortization expense.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Fair Value Measurements.  We estimate fair value using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

We define fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. We establish a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

•

Level 1 — Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2 — Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Acquisition of Investment Properties.  We are required to determine the total purchase price of each acquired investment property, which includes estimating any contingent consideration to be paid or received in future periods. We are required to allocate the purchase price of each acquired investment property between land, building and improvements, acquired above market and below market leases, in-place lease value, and any assumed financing that is determined to be above or below market terms. In addition, we are required to allocate a portion of the purchase price to the value of customer relationships, if any. The allocation of the purchase price is an area that requires judgment and significant estimates. We use the information contained in the independent appraisal obtained at acquisition or other market sources as the basis for the allocation to land and building and improvements.

The aggregate value of intangibles is measured based on the difference between the stated price and the property value calculation as if vacant. We determine whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties. We also allocate a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases as well as lost rent payments during assumed lease up period when calculating as if vacant fair values. We also evaluate each acquired lease based upon current market rates at the acquisition date and we consider various factors including geographical location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market lease costs.

After an acquired lease is determined to be above or below market lease costs, we allocate a portion of the purchase price to such above or below acquired lease costs based upon the present value of the difference between the contractual lease rate and the estimated market rate. The determination of the discount rate used in the present value calculation is based upon the “risk free rate.” This discount rate is a significant factor in determining the market valuation which requires our judgment of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property.

Impairment of Investment Property.  We assess the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review our assets for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary (Level 3 inputs). If our analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

We estimate the future undiscounted cash flows based on our intent as follows: (i) for real estate properties that we intend to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property and termination value; and (ii) for real estate properties that we intend to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. However assumptions and estimates about future cash flows, including comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions which impact the discounted cash flow approach to determine value, are complex and subjective. Changes in economic and operating conditions and our ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

In addition, we evaluate our equity method investments for impairment indicators. The valuation analysis considers the investment positions in relation to the underlying business and activities of our investments.

Impairment of Marketable Securities.  We assess our investments in marketable securities for changes in the market value of the investments. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary, will result in an impairment to reduce the carrying amount to fair value. The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether an impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. We consider the following factors in evaluating our securities for impairments that are other than temporary:

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declines in REIT stocks and the stock market relative to our marketable security positions;

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the estimated net asset value (“NAV”) of the companies we invest in relative to their current market prices;

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future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in “funds from operations,” or “FFO;” and

•

duration of the decline in the value of the securities.

Partially-Owned Entities.  We consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity (VIE) or have substantial influence and control of the entity. The primary beneficiary is the party that has the ability to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity. When we consolidate an entity, the assets, liabilities and results of operations will be included in our consolidated financial statements.

In instances where we are not the primary beneficiary of a variable interest entity or we do not control the joint venture, we use the equity method of accounting. Under the equity method, the operations of a joint venture are not consolidated with our operations but instead our share of operations would be reflected as equity in earnings (loss) on unconsolidated joint ventures on our consolidated statements of operations and other comprehensive income. Additionally, our net investment in the joint venture is reflected as investment in and advances to joint venture as an asset on the consolidated balance sheets.

REIT Status.  We have qualified and have elected to be taxed as a REIT beginning with the tax year ended December 31, 2009. In order to qualify as a REIT, we are required to distribute at least 90% of our annual taxable income, subject to certain adjustments, to our stockholders. We must also meet certain asset and income tests, as well as other requirements. We will monitor the business and transactions that may potentially impact our REIT status. If we fail to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, we will be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates.

Contractual Obligations

The table below presents, on a consolidated basis, our obligations and commitments to make future payments under debt obligations (including interest) as of December 31, 2010.

	Payments due by period
	Total	2011	2012/2013	2014/2015	2016 and Thereafter
Principal payments on long-term debt (1)	$ 184,193,320	$ 14,707,112	$ 427,719	$ 85,902,590	$ 83,155,899
Interest payments on long-term debt	56,160,969	9,310,882	17,129,415	14,945,677	14,744,995
Credit facility (2)	7,000,000	—	7,000,000	—	—
Securities margin payable	1,506,867	1,506,867	—	—	—

Total	$ 248,861,156	$ 25,524,861	$ 24,557,134	$ 100,848,267	$ 97,900,894

(1)

The long-term debt obligations excludes mortgage premiums associated with debt assumed at acquisition of which a premium of $171,308, net of accumulated amortization, is outstanding as of December 31, 2010.

(2)

On January 5, 2011, the outstanding principal balance of $7,000,000 was repaid to the lender.

As of December 31, 2010, we had outstanding commitments to fund approximately $8,955,000 into the Temple Terrace joint venture for a redevelopment project. We intend to fund these outstanding commitments with proceeds from our offering.

We provided a partial guarantee on two loans of our subsidiaries making these loans recourse for 50% of the unpaid principal from time to time and 100% of unpaid interest. As of December 31, 2010, the outstanding principal balance on these two loans totaled $40,500,000.

From time to time we acquire properties subject to the obligation to pay the seller additional monies depending on the future leasing and occupancy of the property. These earnout payments are based on a predetermined formula. Each earnout agreement has a time limit and other parameters regarding the obligation to pay any additional monies. If at the end of the time period, certain space has not been leased and occupied, we will not have any further obligation. As of December 31, 2010, we had a liability of $12,904,371 recorded on the consolidated balance sheet in relation to the earnouts.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent Events

We have evaluated events and transactions that have occurred subsequent to December 31, 2010 for potential recognition and disclosure in the consolidated financial statements in this Annual Report.

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2011 through the close of business on March 31, 2011. Distributions were declared in a daily amount equal to $0.00164384 per share, which if paid each day for a 365-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

•

In January 2011, total distributions declared for the month of December 2010 were paid in the amount equal to $1,288,633, of which $478,335 was paid in cash and $810,298 was reinvested through the Company’s DRP, resulting in the issuance of an additional 85,295 shares of common stock.

•

In February 2011, total distributions declared for the month of January 2011 were paid in the amount equal to $1,399,913, of which $517,788 was paid in cash and $882,125 was reinvested through the Company’s DRP, resulting in the issuance of an additional 92,855 shares of common stock.

•

In March 2011, total distributions declared for the month of February 2011 were paid in the amount equal to $1,385,503 of which $515,521 was paid in cash and $869,982 was reinvested through the Company’s DRP, resulting in the issuance of an additional 91,577 shares of common stock.

On February 25, 2011, our wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 97,011 square foot center known as Waxahachie Crossing located in Waxahachie, Texas. We purchased this property from an unaffiliated third party for $15.5 million. Concurrent with closing, we entered into a $7.75 million loan secured by a first mortgage on the property. This loan bears interest at a fixed rate equal to 5.55% per annum, and matures on March 1, 2021.

On March 10, 2011, IREIC forgave $1,500,000 in liabilities related to non-interest bearing advances that were previously funded to the Company. For U.S. GAAP purposes, this forgiveness of debt will be treated as capital contribution from our Sponsor although our Sponsor has not received, and will not receive, any additional shares of our common stock for making this contribution.

On March 4, 2011, our wholly owned subsidiary, entered into a $8.38 million loan secured by a first mortgage on the Lima Marketplace property, located in Fort Wayne, Indiana which was acquired in December 2010. This loan bears interest at a fixed rate equal to 5.80% per annum, and matures on April 1, 2021.

On March 9, 2011, our wholly owned subsidiary acquired a fee simple interest in a 180,758 square foot retail property known as Village at Bay Park located in Ashwaubenon, Wisconsin, for a purchase price equal to approximately $16.7 million.

On March 11, 2011, two wholly owned subsidiaries acquired fee simple interests in two retail centers, a 168,814 square foot center known as Prattville Town Center located in Prattville, Alabama and a 133,674 square foot center known as Northcrest Shopping Center, located in Charlotte, North Carolina, together referred to as the “Collett Portfolio.” We purchased these properties for approximately $54.0 million. However, spaces totaling 20,294 square feet at Prattville Town Center and spaces totaling 31,625 square feet at Northcrest Shopping Center are subject to earnout closings aggregating $2.7 million and $8.9 million, respectively. We will not be required to pay the earnouts on these spaces unless the spaces are leased, or the tenants are paying full rent, as the case may be, pursuant to the parameters set forth in the purchase agreement within thirty-six months of closing.

On March 11, 2011, our wholly-owned subsidiary entered into a $9.35 million interest rate swap associated with the variable rate debt on the Kohl’s Bend River Promenade property. We will be making the fixed-rate payment over the life of the agreement and the counterparty will be paying us the variable rate payment. This swap bears interest at a fixed rate equal to 5.01% per annum, and matures on November 5, 2015.

On March 15, 2011, we entered into an amendment to the Credit Agreement to increase the borrowing capacity from $25.0 million to $50.0 million. We will continue to have the right, provided no default has occurred and is continuing, to increase the aggregate capacity to $150.0 million. All other material terms under the Credit Agreement remain unchanged.

On March 25, 2011, our wholly-owned subsidiary acquired a fee simple interest in a 409,747 square foot retail center known as Landstown Commons Shopping Center, located in Virginia Beach, Virginia. We purchased this property from an unaffiliated third party for $91.2 million. Concurrent with closing, we entered into a $68.4 million loan secured by a first mortgage on the property. This loan bears interest at a variable rate currently equal to 3.26% per annum, and has a one-year term and a one-year extension option.

As of March 25, 2010, we have raised total equity, net of commissions, marketing contribution, and due diligence expense reimbursements, of approximately $305.0 million and have issued approximately 33.8 million shares of common stock.

Quantitative and Qualitative Disclosures About Market Risk

The following discussion updates the section of the prospectus captioned “Quantitative and Qualitative Disclosures About Market Risk,” which begins on page S-39 of Supplement No. 10 to the prospectus.

We may be exposed to interest rate changes primarily as a result of long-term debt used to purchase properties or other real estate assets, maintain liquidity and fund capital expenditures or operations. We currently have limited exposure to financial market risks. In addition, as all long-term debt as of December 31, 2010 except one mortgage payable and the credit facility is at a fixed rate, the Company’s exposure to interest rate changes is limited. As of December 31, 2010, we had outstanding mortgage debt totaling $184,193,320 secured by mortgages on 16 of our properties at a weighted average interest rate equal to 5.16% per annum and a weighted average maturity of 5.8 years.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets and investments in commercial mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us because the counterparty may not perform. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We will seek to manage the market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. There is no assurance we will be successful.

Our board has established policies and procedures regarding our use of derivative financial instruments for purposes of fixing or capping floating interest rate debt if it qualifies as an effective hedge pursuant to U.S. GAAP for principal amounts up to $50,000,000 per transaction.

Securities Price Risk

Securities price risk is risk that we will incur economic losses due to adverse changes in equity and debt security prices. Our exposure to changes in equity and debt security prices is a result of our investment in these types of securities. Market prices are subject to fluctuation and therefore, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market prices of a security may result from any number of factors including perceived changes in the underlying fundamental characteristics of the issuer, the relative price of alternative investments, interest rates, default rates, and general market conditions. Additionally, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold. We do not currently engage in derivative or other hedging transactions to manage our security pricing risk.

While it is difficult to project what factors may affect the prices of equity and debt sectors and how much the effect might be, the table below illustrates the impact of a ten percent increase and a ten percent decrease in the price of the equities and debt held by us would have on the value of the total assets and our book value of as of December 31, 2010.

	Cost	Fair Value	Hypothetical 10% Decrease in Market Value	Hypothetical 10% Increase in Market Value
Equity securities	$ 3,641,275	$ 3,822,500	$ 3,440,250	$ 4,204,750
Debt securities	2,004,958	1,987,874	1,789,087	2,186,662

Marketable securities	$ 5,646,233	$ 5,810,374	$ 5,229,337	$ 6,391,412

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

During the month of March 2011, we issued approximately 3,065,000 shares of our common stock resulting in aggregate gross offering proceeds of approximately $20.6 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program. The following table provides information regarding the total shares sold in our offering as of March 31, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	33,640,418	334,616,616	31,773,300	302,843,316

Shares sold pursuant to our distribution reinvestment plan:	750,442	7,129,193	–	7,129,193

Shares purchased pursuant to our share repurchase program:	(53,401)	(517,161)	–	(517,161)
Total:	34,357,459	$341,428,648	$31,773,300	$309,655,348

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

Experts

The following supersedes the first paragraph of the section of the prospectus captioned “Experts,” which begins on page S-41 of Supplement No. 10 to the prospectus.

The consolidated financial statements of Inland Diversified Real Estate Trust, Inc. as of December 31, 2010 and 2009, and for the years ended December 31, 2010 and 2009 and the period from June 30, 2008 (inception) through December 31, 2008 and related financial statement schedule, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Consolidated Financial Statements and Supplementary Data

The following discussion updates the “Consolidated Financial Statements and Supplementary Data” previously incorporated by reference into the prospectus.

Page

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:

Consolidated Balance Sheets at December 31, 2010 and 2009	F-3

Consolidated Statements of Operations and Other Comprehensive Income for the years ended December 31, 2010 and 2009 and the period from June 30, 2008 (inception) through December 31, 2008	F-4

Consolidated Statements of Equity for the years ended December 31, 2010 and 2009 and the period from June 30, 2008 (inception) through December 31, 2008	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009 and the period from June 30, 2008 (inception) through December 31, 2008	F-7

Notes to Consolidated Financial Statements	F-9

Real Estate and Accumulated Depreciation (Schedule III)	F-32

Schedules not filed:

All schedules other than the one listed in the Index have been omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Inland Diversified Real Estate Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Inland Diversified Real Estate Trust, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and other comprehensive income, equity, and cash flows for the years ended December 31, 2010 and 2009 and the period from June 30, 2008 (inception) through December 31, 2008. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule III. These consolidated financial statements are the responsibility of the management of Inland Diversified Real Estate Trust, Inc. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule III based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inland Diversified Real Estate Trust, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years ended December 31, 2010 and 2009 and the period from June 30, 2008 (inception) through December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule III, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chicago, Illinois

March 30, 2011

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Balance Sheets

	December 31, 2010	December 31, 2009
Assets
Assets:
Investment properties (note 3):
Land	$ 86,662,482	$ 2,500,000
Building and improvements	227,681,929	5,654,068
Construction in progress	2,394,327	—

Total	316,738,738	8,154,068
Less accumulated depreciation	(3,328,937)	(16,714)

Net investment properties	313,409,801	8,137,354
Cash and cash equivalents	40,900,603	15,736,208
Restricted cash and escrows (note 2)	9,597,135	79,404
Investment in marketable securities (note 6)	5,810,374	—
Investment in unconsolidated entities (notes 5 and 8)	189,861	188,500
Accounts and rents receivable (net of allowance of $258,938 and $0)	2,307,605	17,211
Acquired lease intangibles, net (note 2)	73,778,189	2,041,780
Deferred costs, net	2,861,863	20,000
Other assets	1,259,004	218,841

Total assets	$ 450,114,435	$ 26,439,298

Liabilities and Equity
Liabilities:
Mortgages, credit facility and securities margins payable (note 9)	$ 192,871,495	$ —
Accrued offering expenses	234,629	267,036
Accounts payable and accrued expenses	1,290,000	201,848
Distributions payable	1,288,633	116,379
Accrued real estate taxes payable	783,275	—
Deferred investment property acquisition obligations (note 13)	12,904,371	—
Other liabilities	1,979,828	106,845
Acquired below market lease intangibles, net (note 2)	8,674,351	509,145
Due to related parties (notes 8 and 15)	4,138,818	2,460,161

Total liabilities	224,165,400	3,661,414

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.001 par value, 40,000,000 shares authorized, none outstanding	—	—
Common stock, $.001 par value, 2,460,000,000 shares authorized, 26,120,871 and 2,958,096 shares issued and outstanding as of December 31, 2010 and 2009, respectively	26,121	2,958
Additional paid in capital, net of offering costs of $30,633,908 and $6,218,993 as of December 31, 2010 and 2009, respectively	231,881,728	23,353,847
Accumulated distributions and net loss	(10,525,282)	(578,921)
Accumulated other comprehensive income	164,141	—

Total Company stockholders’ equity	221,546,708	22,777,884
Noncontrolling interests	4,402,327	—

Total equity	225,949,035	22,777,884

Total liabilities and equity	$ 450,114,435	$ 26,439,298

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Operations and Other Comprehensive Income

	Year ended December 31, 2010	Year ended December 31, 2009	Period from June 30, 2008 (inception) through December 31, 2008
Income:
Rental income	$ 14,323,524	$ 64,175	$ —
Tenant recovery income	3,282,089	32,068	—
Other property income	592,839	—	—

Total income	18,198,452	96,243	—

Expenses:
Organizational costs	—	60,042	22,988
General and administrative expenses	1,872,417	223,090	46,586
Acquisition related costs	1,953,181	50,288	—
Property operating expenses	3,321,058	21,838	—
Real estate taxes	2,261,995	12,335	—
Depreciation and amortization	5,669,357	28,619	—
Business management fee—related party (note 8)	602,802	—	—

Total expenses	15,680,810	396,212	69,574

Operating income (loss)	2,517,642	(299,969)	(69,574)
Interest and dividend income	358,243	3,036	—
Realized loss on investment securities	(2,532)	—	—
Interest expense	(4,522,070)	—	—
Equity in income of unconsolidated entities	1,361	—	—

Net loss	(1,647,356)	(296,933)	(69,574)
Less: net income attributable to noncontrolling interests	(95,633)	—	—

Net loss attributable to common stockholders	$ (1,742,989)	$ (296,933)	$ (69,574)

Net loss attributable to common stockholders per common share, basic and diluted (note 12)	$ (0.13)	$ (0.81)	$ (3.48)

Weighted average number of common shares outstanding, basic and diluted	13,671,936	367,888	20,000

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Operations and Other Comprehensive Income

(continued)

	Year ended December 31, 2010	Year ended December 31, 2009	Period from June 30, 2008 (inception) through December 31, 2008
Comprehensive income (loss):
Net loss	$ (1,647,356)	$ (296,933)	$ (69,574)
Other comprehensive income:
Unrealized gain on investment securities	161,609	—	—
Loss reclassified into earnings from other comprehensive income	2,532	—	—

Comprehensive loss	(1,483,215)	(296,933)	(69,574)
Less: comprehensive income attributable to noncontrolling interests	(95,633)	—	—

Comprehensive loss attributable to common stockholders	$ (1,578,848)	$ (296,933)	$ (69,574)

See accompanying notes to consolidated financial statements.

Inland Diversified Real Estate Trust, Inc.

Consolidated Statements of Equity

For the years ended December 31, 2010 and 2009 and the period from June 30, 2008 (inception) through December 31, 2008

	Number of Shares	Comm-on Stock	Additional Paid-in Capital	Accumulated Distributions and Net Loss	Accumulated Other Compre-hensive Income	Non-controlling Interests	Total
Balance at June 30, 2008	—	$ —	$ —	$ —	$ —	$ —	$ —
Proceeds from offering	20,000	20	199,980	—	—	—	200,000
Net loss	—	—	—	(69,574)	—	—	(69,574)

Balance at December 31, 2008	20,000	$ 20	$ 199,980	$ (69,574)	$ —	$ —	$ 130,426
Distributions declared	—	—	—	(212,414)	—	—	(212,414)
Proceeds from offering	2,931,171	2,931	29,211,045	—	—	—	29,213,976
Offering costs	—	—	(6,218,993)	—	—	—	(6,218,993)
Proceeds from distribution reinvestment program	6,925	7	65,780	—	—	—	65,787
Contributions from sponsor (note 8)	—	—	96,035	—	—	—	96,035
Net loss	—	—	—	(296,933)	—	—	(296,933)

Balance at December 31, 2009	2,958,096	$ 2,958	$ 23,353,847	$ (578,921)	$ —	$ —	$ 22,777,884
Distributions declared	—	—	—	(8,203,372)	—	—	(8,203,372)
Proceeds from offering	22,719,372	22,719	225,759,247	—	—	—	225,781,966
Offering costs	—	—	(24,414,915)	—	—	—	(24,414,915)
Proceeds from distribution reinvestment program	473,790	474	4,500,528	—	—	—	4,501,002
Shares repurchased (note 8)	(30,387)	(30)	(289,496)	—	—	—	(289,526)
Discounts on shares issued to Affiliates (note 8)	—	—	83,240	—	—	—	83,240
Contributions from sponsor (note 8)	—	—	2,889,277	—	—	—	2,889,277
Contributions from noncontrolling interests	—	—	—	—	—	4,400,000	4,400,000
Distributions to noncontrolling interests	—	—	—	—	—	(93,306)	(93,306)
Unrealized gain on investment securities	—	—	—	—	161,609	—	161,609
Loss reclassified into earnings from other comprehensive income	—	—	—	—	2,532	—	2,532
Net (loss) income	—	—	—	(1,742,989)	—	95,633	(1,647,356)

Balance at December 31, 2010	26,120,871	$ 26,121	$ 231,881,728	$ (10,525,282)	$ 164,141	$ 4,402,327	$ 225,949,035

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Cash Flows

	Year ended December 31, 2010	Year ended December 31, 2009	Period from June 30, 2008 (inception) through December 31, 2008
Cash flows from operations:
Net loss	$ (1,647,356)	$ (296,933)	$ (69,574)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,669,357	28,619	—
Amortization of debt premium and financing costs	79,858	—	—
Amortization of acquired above market leases	704,548	455	—
Amortization of acquired below market leases	(249,127)	(2,543)	—
Straight-line rental income	(523,810)	(5,396)	—
Equity in income of unconsolidated entities	(1,361)	—	—
Discount on shares issued to affiliates	83,240	—	—
Payment of leasing fees	(2,400)	—	—
Changes in assets and liabilities:
Restricted escrows	293,021	—	—
Accounts and rents receivable, net	(1,520,893)	(11,815)	—
Other assets	(435,032)	(123,216)	—
Accounts payable and accrued expenses	766,185	68,907	35,145
Accrued real estate taxes payable	(271,191)	—	—
Other liabilities	(1,267,737)	—	—
Due to related parties	980,622	—	—

Net cash flows provided by (used in) operating activities	2,657,924	(341,922)	(34,429)

Cash flows from investing activities:
Purchase of investment properties	(330,530,362)	(9,611,879)	—
Capital expenditures and tenant improvements	(1,617,073)	—	—
Purchase of investment securities	(5,713,744)	—	—
Sale of investment securities	67,511	—	—
Restricted escrows	(8,852,540)	—	—
Investment in unconsolidated entities	(109,375)	(79,125)	—

Net cash flows used in investing activities	(346,755,583)	(9,691,004)	—

Cash flows from financing activities:
Proceeds from offering	225,866,966	29,128,976	200,000
Proceeds from the dividend reinvestment program	4,501,002	65,787	—
Shares repurchased	(289,526)	—	—
Payment of offering costs	(24,304,807)	(5,155,077)	(796,880)
Proceeds from mortgages payable	183,415,000	—	—
Principal payments of mortgage debt	(21,172,426)	—	—
Proceeds from credit facility	10,000,000	—	—
Principal payments on credit facility	(3,000,000)	—	—
Proceeds from securities margin debt	1,643,758	—	—
Principal payments on securities margin debt	(136,891)	—	—
Payment of loan fees and deposits	(3,025,875)	(20,000)	—
Distributions paid	(7,031,118)	(96,035)	—
Distributions paid to noncontrolling interests	(93,306)	—	—
Restricted escrows	—	(79,404)	—
Due to related parties	—	1,429,054	1,031,107
Contributions from sponsor	2,889,277	96,035	—

Net cash flows provided by financing activities	369,262,054	25,369,336	434,227

Net increase in cash and cash equivalents	25,164,395	15,336,410	399,798
Cash and cash equivalents, at beginning of period	15,736,208	399,798	—

Cash and cash equivalents, at end of period	$ 40,900,603	$ 15,736,208	$ 399,798

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Cash Flows

(continued)

	Year ended December 31, 2010	Year ended December 31, 2009	Period from June 30, 2008 (inception) through December 31, 2008
Supplemental disclosure of cash flow information:
In conjunction with the purchase of investment properties, the Company acquired assets and assumed liabilities as follows:
Land	$ 84,162,482	$ 2,500,000	$ —
Building and improvements	222,027,861	5,654,068	—
Construction in progress	371,632	—	—
Acquired in-place lease intangibles	58,585,156	2,000,000	—
Acquired above market lease intangibles	16,157,478	54,140	—
Acquired below market lease intangibles	(8,414,333)	(511,688)	—
Assumption of mortgage debt at acquisition	(21,950,745)	—	—
Non-cash mortgage premium	(280,323)	—	—
Tenant improvement payable	(25,720)	—	—
Deferred investment property acquisition obligations	(12,848,954)	—	—
Other liabilities	(2,940,678)	(95,266)	—
Restricted escrows	758,170	—	—
Accounts receivable	245,691	—	—
Deferred costs	2,500	—	—
Other assets	134,611	10,625	—
Accrued real estate taxes	(1,054,466)	—	—
Noncontrolling interest non-cash property contribution	(4,400,000)	—	—

Purchase of investment properties	$ 330,530,362	$ 9,611,879	$

Cash paid for interest	$ 3,854,203	$ —	$ —

Supplemental schedule of non-cash investing and financing activities:
Distributions payable	$ 1,288,633	$ 116,379	$ —

Accrued offering expenses	$ 234,629	$ 267,036	$ —

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

(1) Organization

Inland Diversified Real Estate Trust, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) was formed on June 30, 2008 (inception) to acquire and develop a diversified portfolio of commercial real estate investments located in the United States and Canada. The Company has entered into a Business Management Agreement (the “Agreement”) with Inland Diversified Business Manager & Advisor, Inc. (the “Business Manager”), to be the Business Manager to the Company. The Business Manager is a related party to our sponsor, Inland Real Estate Investment Corporation (the “Sponsor”). In addition, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC, which are indirectly controlled by the four principals of The Inland Group, Inc. (collectively, the “Real Estate Managers”), serve as the Company’s real estate managers. The Company is authorized to sell up to 500,000,000 shares of common stock (“Shares”) at $10.00 each in an initial public offering (the “Offering”) which commenced on August 24, 2009 and up to 50,000,000 shares at $9.50 each issuable pursuant to the Company’s distribution reinvestment plan (“DRP”).

The Company provides the following programs to facilitate investment in the Company’s shares and limited liquidity for stockholders.

The Company allows stockholders who purchase shares in the Offering to purchase additional shares from the Company by automatically reinvesting distributions through the DRP, subject to certain share ownership restrictions. Such purchases under the DRP are not subject to selling commissions or the marketing contribution and due diligence expense allowance, and are made at a price of $9.50 per share.

The Company is authorized to repurchase shares under the share repurchase program, as amended (“SRP”), if requested, subject to, among other conditions, funds being available. In any given calendar month, proceeds used for the SRP cannot exceed the proceeds from the DRP, for that month. In addition, the Company will limit the number of shares repurchased during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous year. In the case of repurchases made upon the death of a stockholder, however, the Company is authorized to use any funds to complete the repurchase, and neither the limit regarding funds available from the DRP nor the 5% limit will apply. The SRP will be terminated if the Company’s shares become listed for trading on a national securities exchange. In addition, the Company’s board of directors, in its sole direction, may amend, suspend or terminate the SRP.

At December 31, 2010, the Company owned 25 retail properties, two office properties and one multi-family property totaling 2,432,428 square feet and 300 units with a weighted average physical occupancy of 93% and an economic occupancy of 97%.

Economic occupancy excludes square footage associated with an earnout component. At the time of acquisition, certain properties have an earnout component to the purchase price, meaning the Company did not pay a portion of the purchase price at closing, although they own the entire property. The Company is not obligated to pay this contingent purchase price unless space which was vacant at the time of acquisition is later rented within the time limits and parameters set forth in the acquisition agreement (note 13).

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

(2) Summary of Significant Accounting Policies

General

The accompanying consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles (“U.S. GAAP”) and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current year presentation.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, as well as all wholly-owned subsidiaries and entities in which the Company has a controlling financial interest. Interests of third parties in these consolidated entities are reflected as noncontrolling interests in the accompanying consolidated financial statements. Wholly-owned subsidiaries generally consist of limited liability companies (LLCs). All intercompany balances and transactions have been eliminated in consolidation.

Each property is owned by a separate legal entity which maintains its own books and financial records.

Offering and Organizational Costs

Costs associated with the Offering were deferred and charged against the gross proceeds of the Offering upon the sale of shares. Formation and organizational costs were expensed as incurred.

Cash and Cash Equivalents

The Company considers all demand deposits and money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions’ non-performance.

Restricted Cash and Escrows

Restricted cash and the offsetting liability, which is recorded in accounts payable and accrued expenses, consist of funds received from investors in the amounts of $279,447 and $79,404 as of December 31, 2010 and 2009, respectively, relating to shares of the Company to be purchased by such investors. Restricted escrows of $9,317,688 as of December 31, 2010 primarily consist of cash held in escrow based on lender requirements for collateral or funds to be used for the payment of insurance, real estate taxes, tenant improvements, leasing commissions and acquisition related earnouts (note 13).

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

Rental income is recognized on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. The Company periodically reviews the collectability of outstanding receivables. Allowances are taken for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to materially differ from the estimated reimbursement.

The Company records lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, the Company provides for gains or losses related to unrecovered intangibles and other assets.

As a lessor, the Company defers the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Concentration of credit risk with respect to accounts receivable currently exists due to the small number of tenants currently comprising the Company’s rental revenue. As of December 31, 2010, Kohl’s Department Stores, Inc. and Publix Supermarkets, Inc. accounted for approximately 13% and 9%, respectively, of annualized consolidated rental revenue. Annualized rental revenue is the monthly contractual base rent as of December 31, 2010 multiplied by twelve months. The concentration of revenues for these tenants increases the Company’s risk associated with nonpayment by these tenants. In an effort to reduce risk, the Company performs ongoing credit evaluations of its larger tenants.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

Capitalization and Depreciation

Real estate acquisitions are recorded at cost less accumulated depreciation. Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

Depreciation expense is computed using the straight line method. Building and improvements are depreciated based upon estimated useful lives of 30 years for building and improvements and 5-15 years for furniture, fixtures and equipment and site improvements. Depreciation expense was $3,312,223 and $16,714 for the years ended December 31, 2010 and 2009, respectively.

Tenant improvements are amortized on a straight line basis over the life of the related lease as a component of depreciation and amortization expense.

Leasing fees are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization expense.

Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the life of the related loans as a component of interest expense.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies the Company believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

The Company defines fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

•

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2—Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

Acquisition of Investment Properties

Upon acquisition, the Company determines the total purchase price of each property (note 3), which includes the estimated contingent consideration to be paid or received in future periods (note 13). The Company allocates the total purchase price of properties and businesses based on the fair value of the tangible and intangible assets acquired and liabilities assumed based on Level 3 inputs, such as comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions, from a third party appraisal or other market sources.

The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight line basis over the term of the related lease as an adjustment to rental income. For below-market lease values, the amortization period includes any renewal periods with fixed rate renewals. Amortization pertaining to the above market lease value of $704,548 and $455 was recorded as a reduction to rental income for the years ended December 31, 2010 and 2009, respectively. Amortization pertaining to the below market lease value of $249,127 and $2,543 was recorded as an increase to rental income for the years ended December 31, 2010 and 2009, respectively.

The portion of the purchase price allocated to acquired in-place lease value is amortized on a straight line basis over the weighted-average remaining term. The Company incurred amortization expense pertaining to acquired in-place lease intangibles of $2,301,677 and $11,905 for the years ended December 31, 2010 and 2009, respectively. The portion of the purchase price allocated to customer relationship value is amortized on a straight line basis over the weighted-average remaining lease term. As of December 31, 2010, no amount has been allocated to customer relationship value.

The following table summarizes the Company’s identified intangible assets and liabilities as of December 31, 2010 and 2009.

December 31,
	2010	2009
Intangible assets:
Acquired in-place lease value	$ 60,585,156	$ 2,000,000
Acquired above market lease value	16,211,618	54,140
Accumulated amortization	(3,018,585)	(12,360)

Acquired lease intangibles, net	$ 73,778,189	$ 2,041,780

Intangible liabilities:
Acquired below market lease value	$ 8,926,021	$ 511,688
Accumulated amortization	(251,670)	(2,543)

Acquired below market lease intangibles, net	$ 8,674,351	$ 509,145

As of December 31, 2010, the weighted average amortization periods for acquired in-place lease, above market lease and below market lease intangibles are 15, 13, and 29 years, respectively.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

Estimated amortization expense of the respective intangible lease assets as of December 31, 2010 for each of the five succeeding years is as follows:

	In-place leases	Above market leases	Below market leases
2011	$ 6,066,550	$ 1,642,233	$ 523,292
2012	4,515,641	1,547,097	501,981
2013	4,515,641	1,417,780	439,099
2014	4,515,641	1,202,453	428,490
2015	4,515,641	1,172,554	362,280
Thereafter	34,142,460	8,524,498	6,419,209

Total	$ 58,271,574	$ 15,506,615	$ 8,674,351

Impairment of Investment Properties

The Company assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, the Company considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary (Level 3 inputs). If the Company’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, the Company recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

The Company estimates the future undiscounted cash flows based on management’s intent as follows: (i) for real estate properties that the Company intends to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property and termination value; and (ii) for real estate properties that the Company intends to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan the Company uses to manage its underlying business. However assumptions and estimates about future cash flows, including comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions which impact the discounted cash flow approach to determining value are complex and subjective. Changes in economic and operating conditions and the Company’s ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

During the years ended December 31, 2010 and 2009, the Company incurred no impairment charges.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

Impairment of Marketable Securities

The Company assesses the investments in marketable securities for changes in the market value of the investments. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary will result in an impairment to reduce the carrying amount to fair value using Level 1 and 2 inputs (note 6). The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether impairment is other-than-temporary, the Company considers whether they have the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. The Company considers the following factors in evaluating our securities for impairments that are other than temporary:

•

declines in the REIT and overall stock market relative to our security positions;

•

the estimated net asset value (“NAV”) of the companies it invests in relative to their current market prices;

•

future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in “funds from operations,” or “FFO;” and duration of the decline in the value of the securities.

During the years ended December 31, 2010 and 2009, the Company incurred no other-than-temporary impairment charges.

Partially-Owned Entities

We consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity (“VIE”) or have substantial influence and control of the entity. The primary beneficiary is the party that has the ability to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity. When we consolidate an entity, the assets, liabilities and results of operations will be included in our consolidated financial statements.

In instances where we are not the primary beneficiary of a variable interest entity or we do not control the joint venture, we use the equity method of accounting. Under the equity method, the operations of a joint venture are not consolidated with our operations but instead our share of operations would be reflected as equity in earnings (loss) on unconsolidated joint ventures on our consolidated statements of operations and other comprehensive income. Additionally, our net investment in the joint venture is reflected as investment in and advances to joint venture as an asset on the consolidated balance sheets.

REIT Status

The Company has qualified and has elected to be taxed as a REIT beginning with the tax year ended December 31, 2009. In order to qualify as a REIT, the Company is required to distribute at least 90% of its annual taxable income, subject to certain adjustments, to its stockholders. The Company must also

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

meet certain asset and income tests, as well as other requirements. The Company will monitor the business and transactions that may potentially impact our REIT status. If it fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, it will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate rates.

Recent Accounting Pronouncements

Guidance issued in June 2009 amends previously issued guidance related to consolidation. These changes eliminate certain scope exceptions previously permitted, provide additional guidance for determining whether an entity is a variable interest entity and require companies to more frequently reassess whether they must consolidate variable interest entities. The changes also replace the previously required quantitative approach to determining the primary beneficiary of a variable interest entity with a requirement for an enterprise to perform a qualitative analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. Changes are effective as of the beginning of the first annual reporting period that began after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of this new guidance did not have an impact on the Company’s consolidated financial statements as there are no changes to which entities are consolidated, at this time.

In January 2010, the Financial Accounting Standards Board (“FASB”) clarified previously issued guidance and issued new requirements related to fair value measurements and disclosures. The clarification includes disclosures about inputs and valuation techniques used in determining fair value, and providing fair value measurement information for each class of assets and liabilities. The new requirements relate to disclosures of transfers between levels in the fair value hierarchy, as well as the individual components in the reconciliation of the lowest level (Level 3) in the fair value hierarchy. This change in guidance was effective beginning January 1, 2010, except for the provision concerning the reconciliation of activity of the Level 3 fair value measurement, which will become effective on January 1, 2011. The adoption of this guidance did not have a material impact on the consolidated financial statements or disclosures.

(3) Acquisitions

Date Acquired	Property Name	Location	Property Segment	Square Footage/Units	Approximate Purchase Price
1st Quarter
2/18/2010	Pleasant Hill Commons	Kissimmee, FL	Retail	70,642	$ 12,375,000

2nd Quarter
5/14/2010	Regal Court	Shreveport, LA	Retail	363,174	43,453,000
5/27/2010	Draper Crossing (1)	Draper, UT	Retail	166,895	23,464,000
6/10/2010	Tradition Village Center	Port St. Lucie, FL	Retail	112,421	19,827,000
6/10/2010	The Landing at Tradition	Port St. Lucie, FL	Retail	359,775	53,878,000

3rd Quarter
7/1/2010	Temple Terrace (2)	Temple Terrace, FL	Retail	54,226	412,000
7/2/2010	Kohl’s at Calvine Pointe	Elk Grove, CA	Retail	89,887	21,480,000
7/15/2010	Lake City Commons	Lake City, FL	Retail	66,510	10,557,000
7/30/2010	Publix Shopping Center	St. Cloud, FL	Retail	78,820	9,363,000
8/25/2010	Kohl’s Bend River Promenade	Bend, OR	Retail	69,000	17,000,000

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

8/31/2010	Whispering Ridge	Omaha, NE	Retail	69,676	10,150,000
9/30/2010	Siemens’ Building	Buffalo Grove, IL	Office	105,106	20,500,000

4th Quarter
10/01/2010	The Crossings at Hillcroft	Houston, TX	Multi-Family	300 units	20,675,000
11/02/2010	Bell Oaks Shopping Center	Newburgh, IN	Retail	94,811	13,095,000
11/05/2010	Colonial Square Town Center (1)	Fort Myers, FL	Retail	272,184	27,612,000
11/05/2010	Shops at Village Walk (1)	Fort Myers, FL	Retail	78,533	10,753,000
12/06/2010	Time Warner Cable Div. HQ	East Syracuse, NY	Office	102,924	18,050,000
12/21/2010	Lima Marketplace (1)	Fort Wayne, IN	Retail	99,734	15,242,000
12/31/2010	Dollar General Portfolio (3)	Various, AL & GA	Retail	82,818	8,525,000

				2,337,136 sq. ft.
		Total		and 300 units	$ 356,411,000

(1)

The acquisition included an earnout component to the purchase price (note 13).

(2)

On July 1, 2010, the Company, through a wholly owned subsidiary formed for this purpose, entered into a joint venture agreement with an affiliate of The Vlass Group, LLC (“Vlass”), a real estate developer specializing in high density vertical mixed-use developments in urban settings. The purpose of the joint venture (“Temple Terrace”) is to acquire and redevelop a retail center. The center is part of a multi-phase real estate development project located in Temple Terrace, Florida. The property currently consists of 67,226 square feet which is 100% occupied. The remaining approximately 27,774 square feet which is being redeveloped will be leased during the redevelopment process or after it is completed. The Company and Vlass have 49% and 51% ownership interests, respectively, in the venture. The Company funded an initial contribution of $412,480 to purchase its 49% interest and Vlass contributed the property to the venture. The Company has contributed an additional $1,632,865 to the venture as of December 31, 2010 and has a commitment to contribute additional capital (note 13).

(3)

Portfolio totaled nine properties.

During the year ended December 31, 2010, the Company acquired through its wholly owned subsidiaries, the properties listed above for an aggregate purchase price of $356,411,000. The Company financed these acquisitions with net proceeds from the Offering and through the borrowing of $183,415,000, secured by first mortgages on the properties, and the assumption of mortgage loans totaling a face amount of $21,981,341 and a fair value of $22,261,664.

During the years ended December 31, 2010 and 2009, the Company incurred $1,953,181 and $50,288, respectively, of acquisition, dead deal and transaction related costs that were recorded in acquisition costs in the consolidated statement of operations and other comprehensive income and relate to both closed and potential transactions. These costs include third-party due diligence costs such as appraisals, environmental studies, and legal fees as well as time and travel expense reimbursements to affiliates. The Company does not pay acquisition fees to its business manager or its affiliates.

For properties acquired during the year ended December 31, 2010, the Company recorded revenue of $16,653,160 and property net income of $2,076,345 not including related expensed acquisition costs.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

The following table presents certain additional information regarding the Company’s acquisitions during the year ended December 31, 2010. The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date:

Property Name	Land	Building and Improve-ments	Acquired Lease Intangibles	Acquired Below Market Lease Intangibles	Deferred Investment Property Acquisition Obligations (note 13)
Pleasant Hill Commons	$ 5,000,000	$ 5,199,520	$ 2,175,480	$ —	$ —
Regal Court	6,500,000	31,305,860	6,769,396	1,284,516	—
Draper Crossing (1)	8,500,000	11,665,328	4,033,542	269,501	434,000
Tradition Village Center	4,400,000	12,702,079	3,657,084	891,131	—
The Landing at Tradition	21,090,000	25,185,314	11,790,876	4,117,126	—
Temple Terrace (2)	3,500,000	825,000	315,925	240,925	—
Kohl’s at Calvine Pointe	3,437,000	9,262,628	8,780,372	—	—
Lake City Commons	1,583,545	7,570,205	1,401,041	15,075	—
Publix Shopping Center (3)	2,065,000	6,009,000	1,194,736	8,457	—
Kohl’s Bend River Promenade	5,440,000	7,764,526	3,795,474	—	—
Whispering Ridge	2,101,439	6,444,561	1,460,852	—	—
Siemens’ Building	4,425,740	9,880,260	5,811,000	—	—
The Crossings at Hillcroft	1,240,187	17,361,715	2,067,878	—	—
Bell Oaks Shopping Center	1,800,000	9,058,414	2,647,586	454,036	—
Colonial Square Town Center	4,900,000	19,359,520	10,975,566	200,974	7,432,450
Shops at Village Walk	1,644,571	7,839,534	3,274,701	113,158	1,897,916
Time Warner Cable Div. HQ	682,000	15,408,000	1,960,000	—	—
Lima Marketplace	4,765,000	12,452,396	1,928,269	819,434	3,084,588
Dollar General Portfolio	1,088,000	6,734,001	702,856	—	—

Total	$ 84,162,482	$ 222,027,861	$ 74,742,634	$ 8,414,333	$ 12,848,954

(1)

Draper Crossing also included mortgage payable of $14,984,078.

(2)

Temple Terrace also included $371,632 in construction in progress and $4,400,000 in noncontrolling interest.

(3)

Publix Shopping Center also included mortgage payable of $7,277,586.

The following condensed pro forma consolidated financial statements for the year ended December 31, 2010 include pro forma adjustments related to properties listed above except the Dollar General Portfolio as the acquisition is not material to the consolidated financial statements.

The condensed pro forma consolidated financial statements for the year ended December 31, 2009 include pro forma adjustments related to Merrimack Village Center acquired in December 2009 and the properties listed above except the Dollar General Portfolio as the acquisition is not material to the consolidated financial statements.

On a pro forma basis, the Company assumes all acquisitions had been consummated as of January 1, 2010 and 2009, respectively and the common shares outstanding as of the December 31, 2010 were outstanding as of January 1, 2010 and 2009, respectively. The following condensed pro forma financial information is not necessarily indicative of what the actual results of operations of the Company would have been assuming the acquisitions had been consummated as of January 1, 2010 for the pro forma year ended

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

December 31, 2010 and January 1, 2009 for the pro forma year ended December 31, 2009, nor does it purport to represent the results of operations for future periods.

For the year ended December 31, 2010
	Historical	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)
Total income	$ 18,198,452	$ 21,640,783	$ 39,839,235
Net loss attributable to common stockholders	$ (1,742,989)	$ (310,467)	$ (2,053,456)

Net loss attributable to common stockholders per common share, basic and diluted	$ (0.13)		$ (0.08)

Weighted average number of common shares outstanding, basic and diluted	13,671,936		26,120,871

For the year ended December 31, 2009
	Historical	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)
Total income	$ 96,243	$ 37,529,897	$ 37,626,140
Net (loss) income attributable to common stockholders	$ (296,933)	$ 66,744	$ (230,189)

Net loss attributable to common stockholders per common share, basic and diluted	$ (0.81)		$ (0.01)

Weighted average number of common shares outstanding, basic and diluted	367,888		26,120,871

(4) Operating Leases

Minimum lease payments to be received under operating leases including ground leases, and excluding the one multi-family property (lease terms of twelve-months or less) as of December 31, 2010 for the years indicated, assuming no expiring leases are renewed, are as follows:

Minimum Lease Payments
2011	$ 30,277,643
2012	29,589,817
2013	27,943,545
2014	25,582,801
2015	24,901,357
Thereafter	174,784,902

Total	$ 313,080,065

The remaining lease terms range from one year to 20 years. Most of the revenue from the Company’s properties consists of rents received under long-term operating leases. Some leases require the tenant to pay fixed base rent paid monthly in advance, and to reimburse the Company for the tenant’s pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees, and certain building repairs paid by the Company and recoverable under the terms of the lease. Under these leases, the Company pays all expenses and is reimbursed by the tenant for the tenant’s pro rata share of recoverable expenses paid. Certain other tenants are subject to net

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

leases which provide that the tenant is responsible for fixed base rent as well as all costs and expenses associated with occupancy. Under net leases where all expenses are paid directly by the tenant rather than the landlord, such expenses are not included in the consolidated statements of operations and other comprehensive income. Under leases where all expenses are paid by the Company, subject to reimbursement by the tenant, the expenses are included within property operating expenses and reimbursements are included in tenant recovery income on the consolidated statements of operations and other comprehensive income.

(5) Unconsolidated Joint Venture

The Company is a member of a limited liability company formed as an insurance association captive (the “Insurance Captive”), which is owned in equal proportions by the Company and three other REITs sponsored by the Company’s Sponsor, Inland Real Estate Corporation, Inland Western Retail Real Estate Trust, Inc., and Inland American Real Estate Trust, Inc. and serviced by an affiliate of the Business Manager, Inland Risk and Insurance Management Services Inc. The Insurance Captive was formed to initially insure/reimburse the members’ deductible obligations for the first $100,000 of property insurance and $100,000 of general liability insurance. The Company entered into the Insurance Captive to stabilize its insurance costs, manage its exposures and recoup expenses through the functions of the captive program. This entity is considered to be a variable interest entity (VIE) as defined in U.S. GAAP and the Company is not considered to be the primary beneficiary. Therefore, this investment is accounted for utilizing the equity method of accounting.

Joint Venture	Description	Ownership %	Investment at December 31, 2010	Investment at December 31, 2009
Oak Property & Casualty LLC	Insurance Captive	25%	$ 188,861	$ 187,500

			$ 188,861	$ 187,500

The Company entered into a contribution agreement to pay $187,500 in twelve equal installments in exchange for a twenty-five percent membership interest in the Insurance Captive. At December 31, 2010 and 2009, $0 and $109,375 of this obligation remained unpaid, respectively, and is included in accounts payable and accrued expenses in the accompanying December 31, 2009 consolidated balance sheet.

The Company’s share of net income from its investment in the unconsolidated entity is based on the ratio of each member’s premium contribution to the venture. For the year ended December 31, 2010, the Company was allocated income of $1,361 from the venture.

On May 28, 2009, the Company purchased 1,000 shares of common stock in the Inland Real Estate Group of Companies for $1,000, which are accounted for under the cost method and included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

(6) Investment in Marketable Securities

Investment in marketable securities of $5,810,374 and $0 at December 31, 2010 and 2009, respectively, consists of primarily preferred and common stock investments in other publicly traded REITs, and commercial mortgage backed securities which are classified as available-for-sale securities and recorded at fair value.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of comprehensive income until realized. For the investment securities held as of December 31, 2010, the Company had net unrealized gains of $161,609, which have been recorded as net other comprehensive income in the accompanying consolidated statements of operations and other comprehensive income.

Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. For the year ended December 31, 2010, the Company had a realized loss of $2,532, which has been recorded as realized loss on investment securities in the accompanying consolidated statements of operations and other comprehensive income.

The Company’s policy for assessing recoverability of its available-for-sale securities is to record a charge against net earnings when the Company determines that a decline in the fair value of a security drops below the cost basis and believes that decline to be other-than-temporary, which includes determining whether for marketable securities; (1) the Company intends to sell the marketable security, and (2) it is more likely than not that the Company will be required to sell the marketable security before its anticipated recovery.

(7) Fair Value of Financial Instruments

The fair value of debt is the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company estimates the fair value of its total debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Company’s lenders using Level 3 inputs (note 2). The carrying value of the Company’s mortgage debt was $184,364,628 and its estimated fair value was $181,294,417 as of December 31, 2010. The Company’s carrying amount of variable rate borrowings on the Credit Facility and margins payable approximates their fair values at December 31, 2010.

Investment in marketable securities are recorded at fair value based on combination of Level 1 and Level 2 inputs (note 2) such as quoted prices from national stock exchanges and quoted prices from third party brokers for similar assets (note 6).

The Company’s other financial instruments include cash and cash equivalents, restricted cash and escrows, accounts and rents receivable, accrued offering expenses, accounts payable and accrued expenses, and due to related parties. At December 31, 2010 and 2009, the carrying values of cash equivalents, restricted cash and escrows, accounts and rents receivable, accrued offering expenses, accounts payable and accrued expenses, and due to related parties approximates their estimated fair values due to the short maturity of these instruments.

(8) Transactions with Related Parties

On May 28, 2009, the Company purchased 1,000 shares of common stock in the Inland Real Estate Group of Companies for $1,000, which are accounted for under the cost method and included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

The Company has an investment in an insurance captive entity with its related parties. The entity is included in the Company’s disclosure of Unconsolidated Joint Venture (note 5) and is included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

As of December 31, 2010 and 2009, the Company owed a total of $4,138,818 and $2,460,161, respectively, to our Sponsor and its affiliates related to advances used to pay administrative and offering costs and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets. These amounts represent non-interest bearing advances by the Sponsor and its affiliates, which the Company intends to repay. Also see note 15.

The following table summarizes the Company’s related party transactions for the years ended December 31, 2010 and 2009 and the period from June 30, 2008 (inception) through December 31, 2008.

		For the year ended December 31,		Period from June 30, 2008 (inception) through December 31, 2008	Unpaid amounts as of December 31,
		2010	2009		2010	2009
General and administrative:
General and administrative reimbursement	(a)	$ 1,172,475	$ 33,516	$ 2,366	$ 665,772	$ 10,879
Loan servicing	(b)	16,581	—	—	—	—
Affiliate share purchase discounts	(c)	83,239	—	—	—	—
Investment advisor fee	(d)	37,275	—	—	37,275	—

Total general and administrative to related parties		$ 1,309,570	$ 33,516	$ 2,366	$ 703,047	$ 10,879

Offering costs	(e)(f)	$ 22,008,569	$ 3,329,675	$ 23,465	$ 351,288	$ 208,773
Organization costs	(e)(f)	—	55,772	5,837	—	10,000
Acquisition related costs	(g)	568,301	23,432	—	239,131	1,897
Real estate management fees	(h)	775,612	—	—	—	—
Business management fee	(i)	602,802	—	—	602,802	—
Loan placement fees	(j)	260,598	—	—	—	—
Cost reimbursements	(k)	112,500	—	—	18,750	—
Sponsor non-interest bearing advances	(l)	—	—	—	2,223,800	2,228,612
Sponsor contributions to pay distributions	(m)	2,889,277	96,035	—	—	—

(a)

The Business Manager and its related parties are entitled to reimbursement for general and administrative expenses of the Business Manager and its related parties relating to the Company’s administration. Such costs are included in general and administrative expenses in the accompanying consolidated statements of operations and other comprehensive income. A total of $665,772 and $10,879 remained unpaid as of December 31, 2010 and 2009, respectively, and are included in due to related parties on the accompanying consolidated balance sheets.

(b)

A related party of the Business Manager provides loan servicing to the Company for an annual fee equal to .03% of the first $1 billion of serviced loans and .01% for serviced loans over $1 billion. These loan servicing fees are paid monthly and are included in general and administrative expenses in the accompanying consolidated statements of operations and other comprehensive income.

(c)

The Company established a discount stock purchase policy for related parties and related parties of the Business Manager that enables the related parties to purchase shares of common stock at $9.00 per share. The Company sold 83,239 shares to related parties and recognized an expense related to these discounts of $83,239 for the year ended December 31, 2010.

(d)

The Company pays a related party of the Business Manager to purchase and monitor its investment in marketable securities. Fees of $37,275 remain unpaid as of December 31, 2010 and are included in due to related parties in the accompanying consolidated balance sheets.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

(e)

A related party of the Business Manager receives selling commissions equal to 7.5% of the sale price for each share sold and a marketing contribution equal to 2.5% of the gross offering proceeds from shares sold, the majority of which are reallowed to third party soliciting dealers. The Company also reimburses a related party of the Business Manager and the soliciting dealers for bona fide, out-of-pocket itemized and detailed due diligence expenses in amounts up to 0.5% of the gross offering proceeds (which may, in the Company’s sole discretion, be paid or reimbursed from the marketing contribution or from issuer costs). In addition, our Sponsor, its affiliates and third parties are reimbursed for any issuer costs that they pay on our behalf, including any bona fide out-of-pocket, itemized and detailed due diligence expenses not reimbursed from amounts paid or reallowed as a marketing contribution, in an amount not to exceed 5% of the gross offering proceeds. The Company will not pay selling commissions or the marketing contribution or reimburse issuer costs in connection with shares of common stock issued through the distribution reinvestment plan. Such costs are offset against the stockholders’ equity accounts. A total of $351,288 and $208,773 of offering costs were unpaid as of December 31, 2010 and 2009, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

(f)

As of December 31, 2010, the Company had incurred $30,633,908 of offering costs, of which $25,361,709 was paid or accrued to related parties. Pursuant to the terms of the Offering, the Business Manager has agreed to reimburse the Company all public offering and organizational expenses (excluding selling commissions and the marketing contribution) in excess of 5% of the gross proceeds of the Offering or all organization and offering expenses (including selling commissions and the marketing contribution) which together exceed 15% of gross offering proceeds. As of December 31, 2010, offering costs did not exceed the 5% and 15% limitations. The Company anticipates that these costs will not exceed these limitations upon completion of the Offering. Any excess amounts at the completion of the Offering will be reimbursed by the Business Manager.

(g)

The Business Manager and its related parties are reimbursed for acquisition, dead deal and transaction related costs of the Business Manager and its related parties relating to the Company’s acquisition of real estate assets. These costs relate to both closed and potential transactions and include customary due diligence costs including time and travel expense reimbursements. The Company does not pay acquisition fees to its Business Manager or its affiliates. Such costs are included in acquisition related costs in the accompanying consolidated statements of operations and other comprehensive income. A total of $239,131 and $1,897 remained unpaid as of December 31, 2010 and 2009, respectively, and are included in due to related parties on the accompanying consolidated balance sheets.

(h)

The real estate managers, entities owned principally by individuals who are related parties of the Business Manager, receive monthly real estate management fees up to 4.5% of gross operating income (as defined), for management and leasing services. Such costs are included in property operating expenses in the accompanying consolidated statements of operations and other comprehensive income. No amounts remained unpaid as of December 31, 2010.

(i)

Subject to satisfying the criteria described below, the Company pays the Business Manager a quarterly business management fee equal to a percentage of the Company’s “average invested assets” (as defined in the Offering prospectus), calculated as follows:

(1)

if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.25% of its “average invested assets” for that prior calendar quarter;

(2)

if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 6% annualized distribution rate but less than 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1875% of its “average invested assets” for that prior calendar quarter;

 (3)

if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 5% annualized distribution rate but less than 6% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.125% of its “average invested assets” for that prior calendar quarter; or

(4)

if the Company does not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, it will not, except as set forth below, pay a business management fee for that prior calendar quarter.

(5)

Assuming that (1), (2) or (3) above is satisfied, the Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid. If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business Manager’s sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

This obligation to pay the accrued fee terminates if the Company acquires the Business Manager. For the year ended December 31, 2010, the Business Manager was entitled to a business management fee in the amount equal to $1,243,147, of which $640,345 was permanently waived and $602,802 remained unpaid and recorded in business manager management fee in the consolidated statements of operations and other comprehensive income.

Separate and distinct from any business management fee, the Company will also reimburse the Business Manager, the Real Estate Managers and their affiliates for certain expenses that they, or any related party including the Sponsor, pay or incur on its behalf including the salaries and benefits of persons employed except that the Company will not reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as the Company’s executive officers, or the executive officers of the Business Manager, the Real Estate Managers or their affiliates; provided that, for these purposes, the secretaries will not be considered “executive officers.” These costs were recorded in general and administrative expenses in the consolidated statements of operations and other comprehensive income.

(j)

The Company pays a related party of the Business Manager 0.2% of the principal amount of each loan it places for the Company. Such costs are capitalized as loan fees and amortized over the respective loan term.

(k)

The Company reimburses a related party of the Business Manager for costs incurred for construction oversight provided to the Company relating to its joint venture redevelopment project. These reimbursements are paid monthly during the development period. These costs are capitalized and are included in construction in progress on the accompanying consolidated balance sheet.

(l)

As of December 31, 2010 and 2009, the Company owed $2,223,800 and $2,228,612, respectively, to our Sponsor related to advances used to pay administrative and offering costs prior to the commencement of our Offering. These amounts are included in due to related parties on the accompanying consolidated balance sheets.

(m)

For the year ended December 31, 2010, the Sponsor contributed $2,889,277 to the Company to pay distributions to its stockholders. Our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions. In addition, the Company has not used any of the Sponsor’s initial $200,000 contribution to fund distributions. There is no assurance that our Sponsor will continue to contribute monies to fund future distributions. The Company intends to continue paying distributions for future periods in the amounts and at times as determined by our board. The amount and timing of distributions may vary. The Company may pay distributions from the proceeds generated by borrowings.

The Company may pay additional types of compensation to affiliates of the Sponsor in the future, including the Business Manager and our Real Estate Managers and their respective affiliates; however, we did not pay any other types of compensation for the year ended December 31, 2010.

As of December 31, 2010, the Company had deposited cash of $3,639,836 in Inland Bank and Trust, a subsidiary of Inland Bancorp, Inc., an affiliate of The Inland Real Estate Group, Inc.

(9) Mortgages, Credit Facility, and Securities Margins Payable

As of December 31, 2010, the Company had the following mortgages payable outstanding:

Maturity Date	Property Name	Stated Interest Rate Per Annum	Principal Balance at December 31, 2010 (a)	Notes
6/01/2015	The Landing at Tradition	4.25%	$ 31,000,000	(b)
6/01/2015	Regal Court	5.30%	23,900,000	(c)
1/01/2018	Colonial Square Town Center	5.50%	18,140,000	(d)
12/01/2011	Draper Crossing	7.33%	14,559,658	(e)
10/01/2017	The Crossings at Hillcroft	3.88%	11,370,000

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

9/01/2020	Kohl’s at Calvine Pointe	5.70%	10,500,000	(f)
10/01/2020	Siemens’ Building	5.06%	10,250,000
6/01/2015	Tradition Village Center	4.25%	9,500,000	(b)
11/05/2015	Kohl’s Bend River Promenade	3.02%	9,350,000	(g)
11/01/2020	Time Warner Cable Div. HQ	5.18%	9,100,000
5/10/2014	Publix Shopping Center	5.90%	7,218,662
1/01/2018	Shops at Village Walk	5.50%	6,860,000	(d)
6/01/2017	Pleasant Hill Commons	6.00%	6,800,000
3/01/2015	Merrimack Village Center	6.50%	5,445,000
9/01/2020	Lake City Commons	5.70%	5,200,000	(f)
9/01/2020	Whispering Ridge	5.70%	5,000,000	(f)

			$ 184,193,320

(a)

Principal balance does not include mortgage premium, net of $171,308.

(b)

Each loan bears interest at a fixed rate equal to 4.25% until May 31, 2013, 4.50% from June 1, 2013 until May 31, 2014 and 5.00% from June 1, 2014 until June 1, 2015, the maturity date. Interest expense if recognized using the effective interest method based on an effective interest rate of approximately 4.44%. The Company has provided a partial guarantee on these loans making it recourse for 50% of the unpaid principal and 100% of unpaid interest.

(c)

On September 1, 2010, a principal payment was made pursuant to the loan terms to reduce the interest rate from 5.80% to 5.30%.

(d)

Mortgage payable is secured by cross-collateralized first mortgages on these two properties.

(e)

Mortgage payable was assumed from the seller at the time of closing. The Company has the right to extend the loan until December 1, 2031 at an interest rate of 9.33% or the applicable treasury rate plus 2%, whichever is greater.

(f)

Mortgage payable is secured by cross-collateralized first mortgages on these three properties.

(g)

The loan bears interest at a rate equal to thirty-day LIBOR plus 2.75%.

Mortgage loans outstanding as of December 31, 2010 were $184,193,320 and had a weighted average stated interest rate of 5.16%. There were no mortgage loans outstanding as of December 31, 2009. All of the Company’s mortgage loans are secured by the real estate assets.

The mortgage loans require compliance with certain covenants, such as debt service ratios, investment restrictions and distribution limitations. As of December 31, 2010, all of the mortgages were current in payments and the Company was in compliance with such covenants.

On November 1, 2010, we entered into a credit agreement (“Credit Facility”), under which we may borrow, on an unsecured basis, up to $25,000,000, and subsequently increased to $50,000,000 on March 15, 2011 (note 15). We have the right, provided that no default has occurred and is continuing, to increase the facility amount up to $150,000,000 with approval from the lender. The entire unpaid principal balance of all borrowings under the credit facility and all accrued and unpaid interest thereon will be due and payable in full on October 31, 2012, which date may be extended to October 31, 2013 subject to satisfaction of certain conditions, including the payment of an extension fee. We have the right to terminate the facility at any time, upon one day’s notice and the repayment of all of its obligations there under. We may borrow at rates equal to (1) the sum of (a) LIBOR, with a floor of 1.00% per annum, divided by an amount equal to one minus the then-current reserve requirement, plus (b) 3.50% per annum (referred to herein as a “LIBOR advance”) or (2) the Base Rate (as defined herein), plus a margin equal to 2.50% per annum (referred to herein as a “Base Rate advance”). As used herein, “Base Rate” means, for any day, the highest of: (i) the prime rate for that day; (ii) 2.00% per annum; (iii) the sum of the Federal

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

Funds Effective Rate for that day plus 0.50% per annum; and (iv) the sum of LIBOR plus 1.00% per annum. We generally will be required to make interest-only payments, except that we may be required to make partial principal payments if we are unable to comply with certain debt covenants set forth in the Credit Facility. We also may, from time to time, prepay all or part of any Base Rate advance without penalty or premium, and may prepay any LIBOR advance subject to indemnifying each lender for any loss or cost incurred by it resulting therefrom. The Credit Facility requires compliance with certain covenants. Our performance of the obligations under the Credit Facility, including the payment of any outstanding indebtedness thereunder, is secured by a guaranty by certain of our material subsidiaries owning unencumbered properties. As of December 31, 2010, the outstanding balance on the Credit Facility was $7,000,000 and was subsequently reduced to zero on January 5, 2011.

The Company has purchased a portion of its marketable securities through margin accounts. As of December 31, 2010, the Company has recorded a payable of $1,506,867 for securities purchased on margin. The debt bears a variable interest rate. As of December 31, 2010, the interest rate was 0.6%.

The following table shows the scheduled maturities of mortgages payable, Credit Facility and securities margin payable as of December 31, 2010 and for the next five years and thereafter:

	Mortgages Payable (1)	Credit Facility (2)	Securities Margin Payable	Total
2011	$ 14,707,112	$ —	$ 1,506,867	$ 16,213,979
2012	202,853	7,000,000	—	7,202,853
2013	224,866	—	—	224,866
2014	6,811,937	—	—	6,811,937
2015	79,090,653	—	—	79,090,653
Thereafter	83,155,899	—	—	83,155,899

Total	$ 184,193,320	$ 7,000,000	$ 1,506,867	$ 192,700,187

(1)

Excludes mortgage premiums associated with debt assumed at acquisition of which a premium of $171,308, net of accumulated amortization, is outstanding as of December 31, 2010.

(2)

On January 5, 2011, the outstanding principal balance of $7,000,000 was repaid to the lender.

(10) Income Taxes

The Company is qualified and has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with the tax year ending December 31, 2009. Since the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its taxable income (subject to certain adjustments) to its stockholders. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

The Company had no uncertain tax positions as of December 31, 2010. The Company expects no significant increases or decreases in uncertain tax positions due to changes in tax positions within one year of December 31, 2010. The Company has no interest or penalties relating to income taxes recognized in the consolidated statements of operations and other comprehensive income for the years ended

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

December 31, 2010 and 2009. As of December 31, 2010, returns for the calendar years 2008 and 2009 remain subject to examination by U.S. and various state and local tax jurisdictions.

(11) Distributions

The Company currently pays distributions based on daily record dates, payable monthly in arrears. The distributions that the Company currently pays are equal to a daily amount equal to $0.00164384, which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share. During the years ending December 31, 2010 and 2009, the Company declared cash distributions, totaling $8,203,372 and $212,414, respectively.

(12) Earnings (loss) per Share

Basic earnings (loss) per share (“EPS”) are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the “common shares”). Diluted EPS is computed by dividing net income (loss) by the common shares plus potential common shares issuable upon exercising options or other contracts. As of December 31, 2010 and 2009, the Company did not have any dilutive common share equivalents outstanding.

(13) Commitments and Contingencies

As of December 31, 2010, the Company had outstanding commitments to fund approximately $8,955,000 into the Temple Terrace joint venture. The Company intends on funding these commitments with proceeds from the offering.

The acquisition of four of the Company’s properties included earnout components to the purchase price, meaning the Company did not pay a portion of the purchase price of the property at closing, although the Company owns the entire property. The Company is not obligated to pay the contingent portion of the purchase prices unless space which was vacant at the time of acquisition is later rented within the time limits and parameters set forth in the acquisition agreements. The earnout payments are based on a predetermined formula applied to rental income received. The earnout agreements have a limited obligation period ranging from two to three years from the date of acquisition. If at the end of the time period certain space has not been leased, occupied and rent producing, the Company will have no further obligation to pay additional purchase price consideration and will retain ownership of that entire property. Based on its best estimate, the Company has determined that the estimated fair value at December 31, 2010 of the earnout consideration payments is approximately $12,904,371. The fair value was estimated based on a variety of assumptions including lease-up period, market rents, probability of occupancy and discount rate.

Such amounts have been recorded as additional purchase price of those properties and as a liability included in deferred investment property acquisition obligations on the accompanying consolidated balance sheet as of December 31, 2010. The liability increases as the anticipated payment date draws near based on a present value. Based on the estimates the Company uses, the Company increased the liability by $55,417 related to amortization expense which was recorded on the accompanying consolidated statements of operations and other comprehensive income for the year ended December 31, 2010. The Company has not made any earnout payments or changes to the underlining liability assumptions as of December 31, 2010.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

The Company has provided a partial guarantee on two loans of our subsidiaries making them recourse for 50% of the unpaid principal from time to time and 100% of unpaid interest. As of December 31, 2010, the outstanding principal balance on these two loans totaled $40,500,000 (Note 9).

The Company may be subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, management believes, based on currently available information, that the final outcome of such matters will not have a material adverse effect on the consolidated financial statements of the Company.

(14) Segment Reporting

The Company has one reportable segment as defined by U.S. GAAP for the years ended December 31, 2010 and 2009. As the Company acquires additional properties in the future, we anticipate adding business segments and related disclosures when they become significant.

(15) Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to December 31, 2010 for potential recognition and disclosure in these consolidated financial statements.

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2011 through the close of business on March 31, 2011. Distributions were declared in a daily amount equal to $0.00164384 per share, which if paid each day for a 365-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

•

In January 2011, total distributions declared for the month of December 2010 were paid in the amount equal to $1,288,633, of which $478,335 was paid in cash and $810,298 was reinvested through the Company’s DRP, resulting in the issuance of an additional 85,295 shares of common stock.

•

In February 2011, total distributions declared for the month of January 2011 were paid in the amount equal to $1,399,913, of which $517,788 was paid in cash and $882,125 was reinvested through the Company’s DRP, resulting in the issuance of an additional 92,855 shares of common stock.

•

In March 2011, total distributions declared for the month of February 2011 were paid in the amount equal to $1,385,503, of which $515,521 was paid in cash and $869,982 was reinvested through the Company’s DRP, resulting in the issuance of an additional 91,577 shares of common stock.

On February 25, 2011, the Company, through a wholly owned subsidiary, acquired a fee simple interest in a 97,011 square foot center known as Waxahachie Crossing located in Waxahachie, Texas. The Company purchased this property from an unaffiliated third party for $15.5 million. Concurrent with closing, the Company entered into a $7.75 million loan secured by a first mortgage on the property. This loan bears interest at a fixed rate equal to 5.55% per annum, and matures on March 1, 2021.

On March 10, 2011, IREIC forgave $1,500,000 in liabilities related to non interest bearing advances that were previously funded to the Company. For U.S. GAAP purposes, this forgiveness of debt will be

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

treated as capital contribution from our Sponsor although our Sponsor has not received, and will not receive, any additional shares of our common stock for making this contribution.

On March 4, 2011, the Company, through a wholly owned subsidiary, entered into a $8.38 million loan secured by a first mortgage on the Lima Marketplace property, located in Fort Wayne, Indiana which was acquired in December 2010. This loan bears interest at a fixed rate equal to 5.80% per annum, and matures on April 1, 2021.

On March 9, 2011, the Company, through a wholly owned subsidiary, acquired a fee simple interest in a 180,758 square foot retail property known as Village at Bay Park located in Ashwaubenon, Wisconsin, for a purchase price equal to approximately $16.7 million.

On March 11, 2011, the Company, through two wholly owned subsidiaries acquired fee simple interests in two retail centers, a 168,814 square foot center known as Prattville Town Center located in Prattville, Alabama and a 133,674 square foot center known as Northcrest Shopping Center, located in Charlotte, North Carolina, together referred to as the “Collett Portfolio.” The Company purchased these properties for approximately $54.0 million. However, spaces totaling 20,294 square feet at Prattville Town Center and spaces totaling 31,625 square feet at Northcrest Shopping Center are subject to earnout closings aggregating $2.7 million and $8.9 million, respectively. The Company will not be required to pay the earnouts on these spaces unless the spaces are leased, or the tenants are paying full rent, as the case may be, pursuant to the parameters set forth in the purchase agreement within thirty-six months of closing.

On March 11, 2011, the Company, through a wholly-owned subsidiary, entered into a $9.35 million interest rate swap associated with the variable rate debt on the Kohl’s Bend River Promenade property. The Company will be making the fixed-rate payment over the life of the agreement and the counterparty will be paying the Company the variable rate payment. This swap bears interest at a fixed rate equal to 5.01% per annum, and matures on November 5, 2015.

On March 15, 2011, the Company entered into an amendment to the Credit Facility to increase the borrowing capacity from $25.0 million to $50.0 million. The Company will continue to have the right, provided no default has occurred and is continuing, to increase the aggregate capacity to $150.0 million. All other material terms under the Credit Facility remain unchanged.

On March 25, 2011, the Company, through a wholly-owned subsidiary, acquired a fee simple interest in a 409,747 square foot retail center known as Landstown Commons Shopping Center, located in Virginia Beach, Virginia. The Company purchased this property from an unaffiliated third party for $91.2 million. Concurrent with closing, the Company entered into a $68.4 million loan secured by a first mortgage on the property. This loan bears interest at a variable rate currently equal to 3.26% per annum, and has a one-year term and a one-year extension option.

As of March 25, 2010, the Company has raised total equity, net of commissions, marketing contribution, and due diligence expense reimbursements, of approximately $305.0 million and has issued approximately 33.8 million shares of common stock.

The following condensed consolidated pro forma financial information is presented as if the acquisition of Prattville Town Center and Northcrest Shopping Center had been consummated as of January 1, 2010 and 2009 and the common shares outstanding as of the March 25, 2011 were outstanding as of January 1, 2010 and 2009, respectively. The pro forma financial information below includes the pro forma information of acquisitions completed as of December 31, 2010 as presented in Note 3 to the consolidated financial statements. The pro forma financial information below does not include the pro forma

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

information for the acquisitions of Waxahachie Crossing and Village at Bay Park, or the Lima Marketplace financing, as they are not considered material transactions. Due to the timing of the acquisition, the pro forma financial information below does not include the pro forma information for the Landstown Commons Shopping Center, as the information was not available at the time of this filing. The following condensed pro forma consolidated financial information is not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisitions had been consummated at the beginning of January 1, 2010 and 2009, nor does it purport to represent the results of operations for future periods. Depreciation and amortization pro forma adjustments are based on preliminary purchase price allocations and are subject to change.

For the year ended December 31, 2010
	As Adjusted from Note 3	Pro Forma Adjustments (Unaudited)	As Adjusted (Unaudited)
Total income	$ 39,839,235	$ 4,571,730	$ 44,410,965
Net (loss) income attributable to common stockholders	$ (2,053,456)	$ 542,762	$ (1,510,694)

Net loss attributable to common stockholders per common share, basic and diluted	$ (0.08)		$ (0.04)

Weighted average number of common shares outstanding, basic and diluted	26,120,871		33,842,669

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

For the year ended December 31, 2009
	As Adjusted from Note 3	Pro Forma Adjustments (Unaudited)	As Adjusted (Unaudited)
Total income	$ 37,626,140	$ 4,500,843	$ 42,126,983
Net (loss) income attributable to common stockholders	$ (230,189)	$ 442,646	$ 212,457

Net (loss) income attributable to common stockholders per common share, basic and diluted	$ (0.01)		$ 0.01

Weighted average number of common shares outstanding, basic and diluted	26,120,871		33,842,669

(16) Quarterly Supplemental Financial Information (unaudited)

The following represents the results of operations, for each quarterly period, during 2010 and 2009.

2010
	Dec. 31	Sept. 30	June 30	March 31
Total income	$ 9,158,158	$ 6,247,923	$ 2,194,500	$ 597,871
Net loss attributable to common stockholders	$ (605,936)	$ (13,359)	$ (730,842)	$ (392,852)
Net loss attributable to common stockholders per common share, basic and diluted (1)	$ (0.03)	$ (0.00)	$ (0.07)	$ (0.08)
Weighted average number of common shares outstanding, basic and diluted (1)	23,020,342	16,634,721	10,128,231	4,987,095

2009
	Dec. 31	Sept. 30	June 30	March 31
Total income	$ 96,243	$ —	$ —	$ —
Net loss attributable to common stockholders	$ (193,646)	$ (44,347)	$ (53,373)	$ (5,567)
Net loss attributable to common stockholders per common share, basic and diluted (1)	$ (0.14)	$ (1.55)	$ (2.67)	$ (0.28)
Weighted average number of common shares outstanding, basic and diluted (1)	1,391,602	28,604	20,000	20,000

(1)

Quarterly income per common share amounts may not total the annual amounts due to rounding and the changes in the number of weighted common shares outstanding.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Schedule III

Real Estate and Accumulated Depreciation

December 31, 2010

		Initial Cost (A)			Gross amount at which carried at end of period (B)			Accumulated Depreciation (E,F)	Date of Completion of Construction or Acquisition
	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis (C)	Land and Improvements	Buildings and Improvements	Total (D)
Retail
MERRIMACK VILLAGE CENTER	5,445,000	2,500,000	5,654,068	—	2,500,000	5,654,068	8,154,068	217,283	2009
Merrimack, NH
PLEASANT HILL COMMONS	6,800,000	5,000,000	5,199,520	—	5,000,000	5,199,520	10,199,520	164,667	2010
Kissimmee, FL
REGAL COURT	23,900,000	6,500,000	31,305,860	—	6,500,000	31,305,860	37,805,860	777,804	2010
Shreveport, LA
DRAPER CROSSING	14,730,966	8,500,000	11,665,328	—	8,500,000	11,665,328	20,165,328	256,066	2010
Draper, UT
TRADITION VILLAGE CENTER	9,500,000	4,400,000	12,702,079	—	4,400,000	12,702,079	17,102,079	261,984	2010
Port St. Lucie, FL
THE LANDING AT TRADITION	31,000,000	21,090,000	25,185,314	—	21,090,000	25,185,314	46,275,314	521,693	2010
Port St. Lucie, FL
TEMPLE TERRACE	—	3,500,000	825,000	—	3,500,000	825,000	4,325,000	15,250	2010
Temple Terrace, FL
KOHL’S AT CALVINE POINTE	10,500,000	3,437,000	9,262,628	—	3,437,000	9,262,628	12,699,628	184,449	2010
Elk Grove, CA
LAKE CITY COMMONS	5,200,000	1,583,545	7,570,205	—	1,583,545	7,570,205	9,153,750	141,126	2010
Lake City, FL
PUBLIX SHOPPING CENTER	7,218,662	2,065,000	6,009,000	—	2,065,000	6,009,000	8,074,000	93,452	2010
St. Cloud, FL
KOHL’S BEND RIVER PROMENADE	9,350,000	5,440,000	7,764,526	—	5,440,000	7,764,526	13,204,526	99,117	2010
Bend, OR

WHISPERING RIDGE	5,000,000	2,101,439	6,444,561	—	2,101,439	6,444,561	8,546,000	75,998	2010
Omaha, NE
BELL OAKS SHOPPING CENTER	—	1,800,000	9,058,414	—	1,800,000	9,058,414	10,858,414	56,576	2010
Newburgh, IN
COLONIAL SQUARE TOWN CENTER	18,140,000	4,900,000	19,359,520	—	4,900,000	19,359,520	24,259,520	124,300	2010
Fort Myers, FL

		Initial Cost (A)			Gross amount at which carried at end of period (B)			Accumulated Depreciation (E,F)	Date of Completion of Construction or Acquisition
	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis (C)	Land and Improvements	Buildings and Improvements	Total (D)
SHOPS AT VILLAGE WALK	6,860,000	1,644,571	7,839,534	—	1,644,571	7,839,534	9,484,105	46,610	2010
Fort Myers, FL
LIMA MARKETPLACE	—	4,765,000	12,452,396	—	4,765,000	12,452,396	17,217,396	—	2010
Fort Wayne, IN
DOLLAR GENERAL - ARITON	—	35,000	704,000	—	35,000	704,000	739,000	—	2010
Ariton, AL
DOLLAR GENERAL - COLLINS	—	142,000	720,000	—	142,000	720,000	862,000	—	2010
Collins, GA
DOLLAR GENERAL - DECATUR	—	171,000	676,000	—	171,000	676,000	847,000	—	2010
Decatur, AL
DOLLAR GENERAL - DUBLIN	—	258,000	876,000	—	258,000	876,000	1,134,000	—	2010
Dublin, GA
DOLLAR GENERAL - DUNCANVILLE	—	78,000	733,000	—	78,000	733,000	811,000	—	2010
Duncanville, AL
DOLLAR GENERAL - EXCEL	—	49,000	810,000	—	49,000	810,000	859,000	—	2010
Frisco City, AL
DOLLAR GENERAL - LAGRANGE	—	197,000	838,000	—	197,000	838,000	1,035,000	—	2010
LaGrange, GA
DOLLAR GENERAL - MILLEDGEVILLE	—	139,000	650,000	—	139,000	650,000	789,000	—	2010
Milledgeville, GA
DOLLAR GENERAL - URIAH	—	19,000	727,000	—	19,000	727,000	746,000	—	2010
Uriah, AL
Office
SIEMENS’ BUILDING	10,250,000	4,425,740	9,880,260	—	4,425,740	9,880,260	14,306,000	95,412	2010
Buffalo Grove, IL
TIME WARNER CABLE DIVISION HQ	9,100,000	682,000	15,408,000	—	682,000	15,408,000	16,090,000	44,375	2010
East Syracuse, NY
Multi-Family
THE CROSSINGS AT HILLCROFT	11,370,000	1,240,187	17,361,715	—	1,240,187	17,361,715	18,601,902	152,777	2010
Houston, TX

TOTAL (G):	184,364,628	86,662,482	227,681,929	—	86,662,482	227,681,929	314,344,411	3,328,937

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Schedule III (continued)

Real Estate and Accumulated Depreciation

December 31, 2010

Notes:

(A)

The initial cost to the Company represents the original purchase price of the property, including amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.

(B)

The aggregate cost of real estate owned at December 31, 2010 for federal income tax purposes was approximately $370,316,000 (unaudited).

(C)

Cost capitalized subsequent to acquisition does not include construction in progress.

(D)

Reconciliation of real estate owned:

	Year ended December 31,
	2010	2009
Balance at beginning of period	$ 8,154,068	$ —
Acquisitions	306,190,343	8,154,068

Balance at close of period	$ 314,344,411	$ 8,154,068

(E)

Reconciliation of accumulated depreciation:

	Year ended December 31,
	2010	2009
Balance at beginning of period	$ 16,714	$ —
Depreciation expense	3,312,223	16,714

Balance at close of period	$ 3,328,937	$ 16,714

(F)

Depreciation is computed based upon the following estimated lives:

Buildings and improvements	15 -30 years
Tenant improvements	Life of the lease

(G)

Amounts in this table may not tie to the total due to rounding.